   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 15, 1995

                                                     REGISTRATION NO. 33-57191
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ----------------
                               AMENDMENT NO. 2
                                      TO
                                   FORM S-3

                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933
                                ----------------
                       CALIFORNIA ENERGY COMPANY, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                      94-2213782
    (STATE OR OTHER JURISDICTION OF      (I.R.S. EMPLOYER
            INCORPORATION)              IDENTIFICATION NO.)

                  10831 OLD MILL ROAD, OMAHA, NEBRASKA 68154
                                (402) 330-8900
        (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
           AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                ----------------
                           STEVEN A. MCARTHUR, ESQ.
             SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                       CALIFORNIA ENERGY COMPANY, INC.
                  10831 OLD MILL ROAD, OMAHA, NEBRASKA 68154
                                (402) 330-8900
   (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                         CODE, OF AGENT FOR SERVICE)
                                ----------------
                                 WITH COPIES TO:

            PETER J. HANLON, ESQ.        STEVEN L. WILLIAMSON, ESQ.
          WILLKIE FARR & GALLAGHER           CHADBOURNE & PARKE
            ONE CITICORP CENTER             30 ROCKEFELLER PLAZA
           153 EAST 53RD STREET           NEW YORK, NEW YORK 10112
         NEW YORK, NEW YORK 10022              (212) 408-5100
             (212) 821-8000
                                ----------------
   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]
                                ----------------
   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------

                               EXPLANATORY NOTE

   This Registration Statement contains two forms of prospectus relating to a public offering of an aggregate of 16,670,000 Common Shares, $.0675 par value, of California Energy Company, Inc. One is to be used in connection with an offering in the United States and Canada (the "U.S. Prospectus"), and the other is to be used in connection with a concurrent offering outside the United States and Canada (the "International Prospectus"). The form of the U.S. Prospectus follows immediately after this Explanatory Note. After such Prospectus are the alternate pages of the International Prospectus. The U.S. Prospectus and the International Prospectus are identical except for such alternate pages. Ten copies of each complete prospectus in the exact form in which it is to be used after effectiveness will be filed with the Securities and Exchange Commission pursuant to Rule 424(b).

   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED FEBRUARY 15, 1995
                              16,670,000 Shares
[LOGO]                 California Energy Company, Inc.
                                 Common Stock
                              ($.0675 par value)
                                --------------
All the 16,670,000 shares of Common Stock (the "Common Stock") of California Energy Company, Inc. (the "Company") offered hereby are being sold by the Company. Of the 16,670,000 shares of Common Stock being offered, 11,170,000 shares are initially being offered in the United States and Canada (the "U.S. Shares") by the U.S. Underwriters (the "U.S. Offering") and 4,000,000 shares are initially being concurrently offered outside the United States and Canada (the "International Shares" and, together with the U.S. Shares, the "Shares") by the Managers (the "International Offering" and, together with the U.S. Offering, the "Offering"). The offering price and underwriting discounts and commissions of the U.S. Offering and the International Offering are identical. 1,500,000 shares of Common Stock being offered pursuant to this Prospectus are expected to be purchased by Peter Kiewit Sons', Inc. ("PKS"), directly from the Company, at a price equal to the Price to Public and PKS set forth below. PKS has indicated an intention to acquire such shares (the "Direct Sale"), subject to receipt and review by PKS of a final Prospectus and conditioned upon the closing of the Offering.

The net proceeds of the Offering and the proceeds of the Direct Sale, together with borrowings of up to $500 million under bank credit facilities and general corporate funds of the Company, will be used to complete the Magma Acquisition (as hereinafter defined). The closing of the Offering will occur concurrently with, and is conditioned upon, the closing of the Magma Acquisition pursuant to the All-Cash Option (as hereinafter defined).

The Common Stock of the Company is listed on the New York Stock Exchange under
the symbol "CE". On February   , 1995, the last reported sale price of the
Common Stock on the New York Stock Exchange Composite Tape was $       per
share.
                                ----------------
FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION
         WITH AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS".
                                ----------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                             A CRIMINAL OFFENSE.

                                      UNDERWRITING
                    PRICE TO          DISCOUNTS AND      PROCEEDS TO
                 PUBLIC  AND PKS      COMMISSIONS(1)      COMPANY(2)
                -----------------    ----------------  ---------------
Per Share ....        $                  $                 $
Total (3) ....     $                   $                 $

   (1) No Underwriting Discounts and Commissions are to be paid in connection with the Direct Sale to PKS.
   (2) Before deduction of expenses payable by the Company estimated at $
          . Per Share Proceeds to Company reflect per share proceeds from the Offering but not from the Direct Sale.
   (3) The Company has granted the U.S. Underwriters and the Managers an option, exercisable by CS First Boston Corporation for 30 days from the date of this Prospectus, to purchase a maximum of 2,275,000 additional shares to cover over-allotments. If the option is exercised in full,
       the total Price to Public and PKS will be $      , Underwriting
       Discounts and Commissions will be $      and Proceeds to Company
       will be $      .
                                ----------------
   The U.S. Shares are offered by the several U.S. Underwriters when, as and if issued by the Company, delivered to and accepted by the U.S. Underwriters and subject to their right to reject orders in whole or in part. It is expected that the U.S. Shares will be ready for delivery on or about
February  , 1995.

CS First Boston
          Bear, Stearns & Co. Inc.
                   Donaldson, Lufkin & Jenrette
                      Securities Corporation
                               C.J. Lawrence/Deutsche Bank
                                  Securities Corporation
                                                           Lehman Brothers

               The date of this Prospectus is           , 1995.

 #############################################################################
             IMAGES OMITTED ON INSIDE FRONT COVER OF PROSPECTUS;
                   DATAPOINTS AND NARRATIVE SUPPLIED BELOW.
             (SEE ALSO "APPENDIX FOR GRAPHICS AND IMAGE MATERIAL"
                    AFTER BACK COVER PAGE OF PROSPECTUS.)
 #############################################################################


[LOGO]          CALIFORNIA ENERGY COMPANY, INC.'S PLANNED PROJECT
                DEVELOPMENT AND CAPACITY IMPLEMENTATION SCHEDULE
             (INCLUDES EXISTING OPERATIONS, CONTRACTS AND AWARDS)*

MW IN OPERATION

                                1995    1996    1997    1998    1999
                                ----    ----    ----    ----    ----
Net Megawatts (MW) Owned        354     581     1,008   1,321   1,698

Facility Gross MW Capacity      642     883     1,584   2,165   2,770


 PROFILE OF PROJECTS**

                                FACILITY MW
                                  CAPACITY
                             ----------------
                                                NET MW                     COMMERCIAL
PROJECT                        GROSS     NET     OWNED      FUEL TYPE      OPERATION
- ---------------------------  -------  -------  -------  ---------------  ------------
PROJECTS IN OPERATION
 Coso Project                  288      264      127    geothermal       1987-90
 Salton Sea Projects           264      224      150    geothermal       1986-90
 Yuma                           55       50       50    gas                 1994
 Roosevelt Hot Springs          25       23       17    geothermal          1984
 Desert Peak                    10       10       10    geothermal          1985
                             -------  -------  -------
  Total                        642      571      354
PROJECTS UNDER CONSTRUCTION
 Upper Mahiao                  128      119      119    geothermal          1996
 Mahanagdong                   180      165       74    geothermal          1997
 Malitbog                      231      216      216    geothermal       1996-97
                             -------  -------  -------
  Total                        539      500      409
AWARDED PROJECTS
 BRPU                          163      163      163    geothermal           TBD
 Fish Lake                      36       36       36    geothermal          1996
 Newberry                       30       30       30    geothermal          1997
 Dieng                         400      400      188    geothermal       1997-99
 Patuha                        400      400      140    geothermal       1997-99
 Casecnan                      140      140       98    hydroelectric       1998
 Bali                          350      350      210    geothermal       1998-99
 Alto Peak                      70       70       70    geothermal          1997
                             -------  -------  -------
  Total                      1,589    1,589      935
                             -------  -------  -------
Total                        2,770    2,660    1,698
                             =======  =======  =======

- ---------------
    * For projects under award, no assurance can be given that a power sales contract will be executed. In addition, substantial other contingencies exist with respect to awards, including without limitation, the need to obtain financing, permits and licenses, and the completion of construction.

   ** For more detailed information concerning the Company's projects, see
      "BUSINESS--International Projects; --Domestic Projects."

        THE WORLD'S LARGEST INDEPENDENT PRODUCER OF GEOTHERMAL POWER*

                            [MAP APPEARS HERE]

THE PHILIPPINES
- -----------------------------------------------------------

              FACILITY MW CAPACITY
              --------------------
                                   NET MW
   PROJECT         GROSS    NET    OWNED       FUEL TYPE
- -----------------------------------------------------------
1 Upper Mahiao     128      119     119       geothermal
2 Mahanagdong      180      165      74       geothermal
3 Malitbog         231      216     216       geothermal
4 Casecnan         140      140      98       hydroelectric
5 Alto Peak         70       70      70       geothermal
- -----------------------------------------------------------

INDONESIA
- -----------------------------------------------------------

           FACILITY MW CAPACITY
           --------------------
                               NET MW
   PROJECT     GROSS    NET    OWNED     FUEL TYPE
- -----------------------------------------------------------
1 Dieng         400     400     188       geothermal
2 Patuha        400     400     140       geothermal
3 Bali          350     350     210       geothermal
- -----------------------------------------------------------

UNITED STATES
- --------------------------------------------------------------------------

                         FACILITY MW CAPACITY
                         --------------------
                                                     NET MW
   PROJECT                  STATE    GROSS    NET     OWNED     FUEL TYPE
- --------------------------------------------------------------------------
1 Coso Project               CA       288     264      127       geothermal
2 Salton Sea Projects        CA       264     224      150       geothermal
3 Yuma                       AZ        55      50       50       gas
4 Roosevelt Hot Springs      UT        25      23       17       geothermal
5 Desert Peak                NV        10      10       10       geothermal
6 BRPU                       CA       163     163      163       geothermal
7 Fish Lake                  CA        36      36       36       geothermal
8 Newberry                   OR        30      30       30       geothermal
- --------------------------------------------------------------------------


 * Based on the Company's estimate of aggregate MW of electric generating capacity in operation and under construction.

IN CONNECTION WITH THE OFFERING, CS FIRST BOSTON CORPORATION ON BEHALF OF THE U.S. UNDERWRITERS AND THE MANAGERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE PACIFIC STOCK EXCHANGE, THE LONDON STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

DURING THE OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7, AND 10B-8 UNDER THE EXCHANGE ACT.

                            AVAILABLE INFORMATION

   California Energy Company, Inc. (the "Company") and Magma Power Company ("Magma") are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, each files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company or Magma with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 14th Floor, Seven World Trade Center, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, material filed by the Company can be inspected at the offices of the New York Stock Exchange, Inc. ("NYSE"), 20 Broad Street, New York, New York 10005, on which the shares of common stock, par value $.0675 per share (the "Common Stock"), of the Company are listed, at the offices of the Pacific Stock Exchange at 301 Pine Street, San Francisco, California 94104 and 233 South Beaudry Avenue, Los Angeles, California 90012 and at the offices of the London Stock Exchange at International Stock Exchange, Throgmorton Street, EC2N 1HP, London, England. Material filed by Magma can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

   The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement," which term shall include all amendments, exhibits and schedules thereto) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered pursuant to the Offering (the "Shares") and the Direct Sale. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Shares, reference is made to the Registration Statement, including the exhibits and schedules filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved and each such statement shall be deemed qualified in its entirety by such reference. Copies of the Registration Statement and the exhibits thereto may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                   INCORPORATION OF DOCUMENTS BY REFERENCE

   The Company and Magma hereby incorporate by reference into the Registration Statement of which this Prospectus is a part the following documents previously filed with the Commission pursuant to the Exchange Act:

   1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (the "Company's 1993 10-K").

   2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994, June 30, 1994 and September 30, 1994.

   3. The Company's Current Reports on Form 8-K dated March 7, 1994, March 28, 1994, April 11, 1994, May 6, 1994, June 8, 1994, August 16, 1994,
September 22, 1994, September 30, 1994, October 6, 1994, October 26, 1994, November 22, 1994, December 6, 1994, December 9, 1994, January 11, 1995, January 27, 1995 and February 13, 1995.

   4. The Company's description of the Common Stock contained in the Company's Registration Statement on Form 8-A, dated July 28, 1993, pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

   5. Magma's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (the "Magma 1993 10-K").

   6. Magma's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994, June 30, 1994 and September 30, 1994.

   7. Magma's Current Reports on Form 8-K dated March 31, 1993, as amended, October 7, 1994, December 9, 1994 and January 11, 1995.

   In addition, all reports and other documents filed by the Company or Magma pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the Offering hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request from such person, a copy of any and all of the documents incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for such copies should be directed to California Energy Company, Inc., 10831 Old Mill Road, Omaha, Nebraska 68154, Attention:
Secretary (telephone no. (402) 330-8900).

                              PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information contained elsewhere in this Prospectus and in the information incorporated by reference herein. In this Prospectus, all references to the "Company" shall mean California Energy Company, Inc. and its subsidiaries, as it currently exists and, where the context indicates, following the completion of the Magma Acquisition described herein. References to "Magma" refer to Magma Power Company and its subsidiaries. Terms used but not defined in this summary have the meanings ascribed to them elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes that the over-allotment option is not exercised.

                                 The Company

   California Energy Company, Inc. was founded in 1971 to develop geothermal power production facilities. The Company is primarily engaged in the exploration for, and development and operation of, environmentally responsible independent power production facilities worldwide utilizing geothermal resources or other energy sources, such as hydroelectric, natural gas, oil and coal.

   Following completion of the acquisition of Magma as described below (the "Magma Acquisition"), the Company will be the largest independent geothermal power producer in the world (on the basis of the Company's estimate of aggregate megawatts ("MW") of electric generating capacity in operation and under construction). The Company believes it will realize certain benefits from the acquisition of Magma which will improve the Company's competitive position, including:

   o  Expansion and enhancement of development efforts;

   o  Benefits of increased size;

   o  Opportunities for operational and administrative cost savings; and

   o  Diversification in sources of revenues and operations.

   Subsequent to the Magma Acquisition, the Company will have an aggregate net ownership interest of 354 MW of electric generating capacity in power production facilities in the United States having an aggregate net capacity of 571 MW. All of these facilities will be managed and operated by the Company and are principally located in Southern California. In addition to the electricity sales revenue earned from its net ownership position in such facilities, the Company receives significant fee and royalty income from operating such plants and managing the production from the geothermal resource for such facilities. The Company will have an aggregate net ownership interest of 409 MW of electric generating capacity in three geothermal power projects in the Republic of the Philippines ("Philippines"), having an aggregate net capacity of 500 MW, which projects are financed and under construction. The Company is also developing eight additional projects with executed or awarded power sales contracts in the Philippines, the Republic of Indonesia ("Indonesia") and the United States. The Company will have an approximate net ownership interest of 935 MW in these development projects representing an aggregate net capacity of 1,589 MW of additional potential electric generating capacity.

   During the next several years, the Company intends to focus its development efforts in the international marketplace due to the rapid growth in power requirements in the developing world and the increasing competition in the U.S. market. The Company is actively pursuing selected opportunities in nations where power demand is high and the Company's geothermal resource development and operating experience, project development expertise and strategic relationships are expected to provide it with a competitive advantage. The Company believes that opportunities to successfully develop, construct, finance, own and operate international power projects are increasing as several countries have initiated the privatization of their power generation capacity and have solicited bids from private companies to purchase existing generating facilities or to develop new capacity. Some of these countries, such as the Philippines and Indonesia, have extensive geothermal resources.

   On January 10, 1995, the Company acquired approximately 51% of the outstanding shares of common stock of Magma Power Company (the "Magma Common Stock") through a cash tender offer

(the "Magma Tender Offer") and the Company expects that it will complete the Magma Acquisition by acquiring the approximately 49% of the outstanding shares of Magma Common Stock not owned by the Company (the "Remaining Magma Shares") through a merger (the "Merger"). Magma is engaged in independent geothermal power operations and development activities similar to those of the Company. Upon the effective time of the Merger, each outstanding share of Magma Common Stock (other than shares of Magma Common Stock held by the Company, CE Acquisition Company, Inc. ("CE Sub"), a wholly owned subsidiary of the Company, or any other direct or indirect subsidiary of the Company and shares of Magma Common Stock held in the treasury of Magma) will be converted into the right to receive, at the Company's election, either cash or a combination of cash and Common Stock. If the Company elects to pay the Merger consideration with a combination of cash and Common Stock, the consideration paid by the Company in the Magma Tender Offer and the Merger will consist, on a blended basis, of $28.50 per share of Magma Common Stock in cash and $10.50 per share of Magma Common Stock in market value of Common Stock, based on the average closing price of the Common Stock on the NYSE during the 15 consecutive trading days ending on the fifth business day prior to the effective time of the Merger (the "Average Closing Price"); provided, however, that for purposes of the calculating the Average Closing Price, if the Average Closing Price exceeds $18.73, the Average Closing Price shall be deemed to be $18.73, and if the Average Closing Price is less than $14.27, the Average Closing Price shall be deemed to be $14.27. If the Company elects to pay the Merger consideration solely in cash (the "All-Cash Option"), the blended consideration paid by the Company in the Magma Tender Offer and the Merger would be $38.75 per share of Magma Common Stock. The Company currently intends to pay the Merger consideration solely in cash, funded in significant part with the net proceeds of the Offering and the proceeds of the Direct Sale, but such intention is subject to change if (i) the proposed underwriters for the Offering determine that they cannot or will not proceed with the Offering upon terms reasonably satisfactory to the Company or (ii) market conditions would require the issuance of a greater number of shares of Common Stock in order to fund the Merger pursuant to the All-Cash Option than would be required to be issued in the Merger in connection with a combination of cash and Common Stock consideration. If the Company changes its intention and does not elect the All-Cash Option, it will promptly withdraw the Registration Statement. The Company currently intends to elect the All-Cash Option at the time the Price to Public and PKS for the Offering and the Direct Sale is determined. The closing of the Offering will occur concurrently with, and is conditioned upon, the closing of the Merger pursuant to the All-Cash Option. See "THE MAGMA ACQUISITION."

   Peter Kiewit Sons', Inc. ("PKS") is an approximate 44% stockholder of the Company (on a fully diluted basis). PKS is a large employee-owned construction, mining and telecommunications company with approximately $2.2 billion in revenues in 1993. PKS is one of the largest construction companies in North America and has been in the construction business since 1884. Since the initial PKS investment in the Company in 1991 (which at that time represented approximately 25% of the Common Stock on a fully diluted basis), a new management team has been installed and the Company's net income has increased from $12.0 million for the 12-month period ended December 31, 1990 to $29.4 million for the nine-month period ended September 30, 1994. PKS has indicated an intention to acquire 1,500,000 of the shares of Common Stock being offered directly by the Company pursuant to this Prospectus (the "Direct Sale") at the Price to Public and PKS set forth on the cover of this Prospectus, subject to receipt and review by PKS of a final Prospectus and conditioned upon the closing of the Offering. Any closing of the Direct Sale will occur concurrently with and is conditioned upon the closing of the Offering. Assuming PKS purchases such shares, following completion of the Offering and the Direct Sale, PKS will be an approximate 33.8% stockholder of the Company (on a fully diluted basis).

                          THE OFFERING AND DIRECT SALE

Common Stock offered by the Company:

  U.S. Offering ...............  11,170,000 shares

  International Offering ......   4,000,000 shares

  Direct Sale ..........          1,500,000 shares

 Total .................         16,670,000 shares

Common Stock outstanding
after the Offering and
Direct Sale(1) .........         48,899,584 shares

NYSE symbol ............         CE

Use of Proceeds ........         The net proceeds of the Offering and the
                                 proceeds of the Direct Sale, together with
                                 borrowings of up to $500 million under bank
                                 credit facilities described herein (the
                                 "Merger Facilities") and general corporate
                                 funds of the Company, will be used to
                                 complete the Magma Acquisition. The Company
                                 presently intends to acquire the Remaining
                                 Magma Shares pursuant to the All-Cash
                                 Option. The closing of the Offering will
                                 occur concurrently with, and is conditioned
                                 upon, the closing of the Merger pursuant to
                                 the All-Cash Option. Any closing of the
                                 Direct Sale will occur concurrently with and
                                 is conditioned upon the closing of the
                                 Offering. See "USE OF PROCEEDS" and "THE
                                 MAGMA ACQUISITION--Financing."
   ---------------
  (1) Based on the number of shares of Common Stock outstanding as of September 30, 1994. Does not include: (i) 9,435,229 shares of Common Stock reserved for issuance upon the exercise of presently outstanding stock options; (ii) 4,444,444 shares of Common Stock issuable upon the conversion of the Company's Convertible Subordinated Debentures due July 31, 2000 (the "Debentures"); and (iii) 3,393,197 shares of Common Stock issuable upon conversion of the 1,247 issued and outstanding shares of the Company's Series C Exchangeable Redeemable Preferred Stock, no par value per share (the "Series C Preferred Stock").

              SUMMARY PRO FORMA UNAUDITED FINANCIAL INFORMATION

   The summary Pro Forma Unaudited Financial Information of the Company set forth in the table below is derived from the Pro Forma Unaudited Condensed Combined Financial Data found elsewhere in this Prospectus. Such pro forma financial information is based on the historical Consolidated Financial Statements of the Company incorporated in this Prospectus by reference, adjusted to give effect to the Magma Acquisition and the financing thereof, including the Offering and the Direct Sale. The Pro Forma Condensed Combined Statements of Earnings for the nine months ended September 30, 1994, and for the year ended December 31, 1993, give effect to the Magma Acquisition as if it had occurred at the beginning of each of the periods presented pursuant to the All-Cash Option. The Pro Forma Condensed Combined Balance Sheet as of September 30, 1994, gives effect to the Magma Acquisition as if it had occurred on September 30, 1994. The Pro Forma Financial Information does not purport to represent what the Company's results of operations or financial position would actually have been or to project the Company's results of operations or financial position for any future period.

   The summary pro forma financial information should be read in conjunction with the Pro Forma Unaudited Condensed Combined Financial Data and the notes thereto included elsewhere in this Prospectus.

                                                    YEAR ENDED      NINE MONTHS ENDED
                                                 DECEMBER 31, 1993  SEPTEMBER 30, 1994
                                                -----------------  ------------------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
Total revenue .................................     $307,896          $278,921
Cost and expenses:
  Plant operations ............................       74,855            65,095
  General and administrative and other ........       24,572            19,518
  Royalties ...................................        8,274             7,898
  Depreciation and amortization ...............       57,607            46,753
  Interest expense (net of interest
    capitalized) ..............................       78,015            79,974
                                                -----------------  ------------------
Total costs and expenses ......................      243,323           219,238
                                                                   ------------------
Income before income taxes ....................       64,573            59,683
Provision for income taxes ....................       15,717            16,205
                                                -----------------  ------------------
Income from continuing operations .............       48,856            43,478
Preferred dividends ...........................        4,630             3,711
                                                -----------------  ------------------
Income available to common stockholders  ......     $ 44,226          $ 39,767
                                                =================  ==================
Income per common and common equivalent share
Assuming no dilution .......................... $       0.80        $     0.75
                                                =================  ==================
Assuming full dilution ........................ $       0.79        $     0.73
                                                =================  ==================
Weighted average common shares outstanding  ...       55,155            52,844
                                                =================  ==================

                                                  AS OF
                                                SEPTEMBER
                                                30, 1994
                                            ------------------
                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and short term
 investments ..................               $  151,563
Property and plant, net  ......                1,257,828
Total assets ..................                2,267,669
Total indebtedness ............                1,476,857
Redeemable preferred stock  ...                   62,350
Total stockholders' equity  ...                  467,129

                                 RISK FACTORS

   Prospective purchasers of the Shares offered hereby should consider carefully all of the information contained in this Prospectus, including the following:

   DEVELOPMENT UNCERTAINTY. The Company is actively seeking to develop, construct, own and operate new power projects utilizing geothermal and other technologies, both domestically and internationally, the completion of any of which is subject to substantial risk. The Company has in development or under construction projects representing several times the MW's of those currently in operation. Development can require the Company to expend significant sums for preliminary engineering, permitting, legal and other expenses in preparation for competitive bids which the Company may not win or before it can be determined whether a project is feasible, economically attractive or capable of being financed. Successful development and construction is contingent upon, among other things, negotiation on terms satisfactory to the Company of engineering, construction, fuel supply and power sales contracts with other project participants, receipt of required governmental permits and consents and timely implementation of construction. Further, there can be no assurance that the Company, which will continue to be substantially leveraged upon completion of the Magma Acquisition, will obtain access to the substantial debt and equity capital required to continue to develop and construct electric power projects or to refinance projects. The future growth of the Company is dependent, in large part, upon the demand for significant amounts of additional electrical generating capacity and its ability to obtain contracts to supply portions of this capacity. There can be no assurance that development efforts on any particular project, or the Company's efforts generally, will be successful.

   DEVELOPMENT UNCERTAINTY OUTSIDE THE UNITED STATES.   Upon completion of
the Magma Acquisition, the Company will have three projects under construction outside the United States representing an aggregate net capacity of 500 MW of electric generating capacity of which the Company's aggregate net ownership interest is 409 MW and a number of projects under award outside the United States. The financing and development of projects outside the United States entail significant political and financial risks (including, without limitation, uncertainties associated with first-time privatization efforts in the countries involved, currency exchange rate fluctuations, currency repatriation restrictions, political instability, civil unrest and expropriation) and other structuring issues that have the potential to cause substantial delays in respect of or material impairment of the value of the project being developed, which the Company may not be capable of fully insuring against. The uncertainty of the legal environment in certain foreign countries in which the Company is developing and may develop or acquire projects could make it more difficult for the Company to enforce its rights under agreements relating to such projects. In addition, the laws and regulations of certain countries may limit the ability of the Company to hold a majority interest in some of the projects that it may develop or acquire. The Company's international projects may, in certain cases, be terminated by the applicable foreign governments.

   EXPLORATION, DEVELOPMENT AND OPERATION UNCERTAINTIES OF GEOTHERMAL ENERGY RESOURCES. Geothermal exploration, development and operations are subject to uncertainties similar to those typically associated with oil and gas exploration and development, including dry holes and uncontrolled releases. Because of the geological complexities of geothermal reservoirs, the geographic area and sustainable output of geothermal reservoirs can only be estimated and cannot be definitively established. There is, accordingly, a risk of an unexpected decline in the capacity of geothermal wells and a risk of geothermal reservoirs not being sufficient for sustained generation of the electrical power capacity desired. In addition, geothermal power production poses unusual risks of seismic activity. Accordingly, there can be no assurance that earthquake, property damage or business interruption insurance will be adequate to cover all potential losses sustained in the event of serious seismic disturbances or that such insurance will be available on commercially reasonable terms.

   The success of a geothermal project depends on the quality of the geothermal resource and operational factors relating to the extraction of the geothermal fluids involved in such project. The quality of a geothermal resource is affected by a number of factors, including the size of the reservoir, the temperature and pressure of the geothermal fluids in such reservoir, the depth and capacity of the production and injection wells, the amount of dissolved solids and noncondensible gases contained in such geothermal fluids, and the permeability of the subsurface rock formations containing such geothermal resource, including the presence, extent and location of fractures in such rocks. The quality of a geothermal resource may decline as a result of a number of factors, including the intrusion of lower-temperature fluid into the producing zone. An incorrect estimate by the Company of the quality of geothermal resource, or a decline in such quality, could have a material adverse effect on the Company's results of operations.

   In addition, both the cost of operations and the operating performance of geothermal power plants may be adversely affected by a variety of operating factors. Production and injection wells can require frequent maintenance or replacement. Corrosion caused by high-temperature and high-salinity geothermal fluids may compel the replacement or repair of certain equipment, vessels or pipelines. New production and injection wells may be required for the maintenance of current operating levels, thereby requiring substantial capital expenditures.

   COMPETITION. The international power production market is characterized by numerous strong and capable competitors, many of which have more extensive and more diversified developmental or operating experience (including international experience) and greater financial resources than the Company. Many of these competitors also compete in the domestic market. Further, in recent years, the domestic power production industry has been characterized by strong and increasing competition with respect to the industry's efforts to obtain new power sales agreements, which has contributed to a reduction in prices offered by utilities. In this regard, many utilities often engage in "competitive bid" solicitations to satisfy new capacity demands. In the domestic market, the Energy Policy Act of 1992 is expected to increase competition.

   PRESENT DEPENDENCE ON LARGE CUSTOMER. The Company currently relies on long-term power purchase "Standard Offer No. 4" contracts (each, an "SO4 Agreement") with a single customer, Southern California Edison Company ("SCE"), to generate substantially all of its operating revenues. Any material failure by SCE to fulfill its contractual obligations under any of such contracts is likely to have a material adverse effect on the Company's results of operations.

   CONTRACT RISKS; EXPECTED NEGATIVE IMPACT OF AVOIDED COST PRICING. Each of the Company's SO4 Agreements provides for both capacity payments and energy payments for a term of between 20 and 30 years. During the first ten years of the term of each SO4 Agreement, energy payments are based on a pre-set schedule. Thereafter, while the basis for the capacity payment remains the same, the required energy payment is SCE's then-current published avoided cost of energy ("Avoided Cost of Energy"), as determined by the California Public Utility Commission ("CPUC"). The initial ten-year period expires in August 1997 for the Company's Navy I Project, March 1999 for its BLM Project and January 2000 for its Navy II Project. Such ten-year period expires in 1996 with respect to one of Magma's Salton Sea Known Geothermal Resource Area Projects (as hereinafter described), in 1999 for three of its Salton Sea Known Geothermal Resource Area Projects and in 2000 for the remaining two Salton Sea Known Geothermal Resource Area Projects that operate under SO4 Agreements.

   Estimates of SCE's future Avoided Cost of Energy vary substantially in any given year. The Company cannot predict the likely level of Avoided Cost of Energy prices under its SO4 Agreements with SCE at the expiration of the fixed-price periods. SCE's Avoided Cost of Energy as determined by the CPUC is currently substantially below the current energy prices under the Company's respective SO4 Agreements and is expected to remain so. For example, for September 1994, the time period-weighted average of SCE's Avoided Cost of Energy was 2.2cents per kWh, compared to the time period-weighted average September 1994 selling prices for energy of approximately 10.9cents and 10.6cents per kWh, for the Company and Magma, respectively. Thus, the revenues generated by each of the Company's facilities operating under SO4 Agreements are likely to decline significantly after the expiration of the fixed-price period.

   SUBSTANTIAL LEVERAGE. Following completion of the Magma Acquisition, the Company will continue to be substantially leveraged. As of September 30, 1994, the Company's total consolidated indebtedness was $775.5 million, its total consolidated assets were $1,087.1 million and its total stockholders' equity was $179.7 million. As of such date, on a pro forma basis, after giving effect to the completion of the Magma Acquisition, the Offering and the Direct Sale, the Company's total consolidated indebtedness was $1,476.9 million, its total consolidated assets were $2,267.7 million and its total stockholders' equity was $467.1 million. The Company's substantial level of debt presents the risk that the Company might not generate sufficient cash to service the Company's indebtedness or that its leveraged capital structure could limit its ability to finance the acquisition and development of additional projects, to compete effectively or to operate successfully under adverse economic conditions. See "BUSINESS--Description of Projects," "CAPITALIZATION" and "PRO FORMA UNAUDITED CONDENSED COMBINED FINANCIAL DATA."

   CERTAIN RISKS OF THE MAGMA ACQUISITION. As a result of the Magma Acquisition, the Company's total assets, total liabilities and total resources will each approximately double. Such rapid expansion could divert the resources and management of the Company and will require the integration of Magma's operations with those of the Company. There can be no assurance that the Company will be successful in managing such growth or that it will be able to achieve any of the anticipated benefits of the Magma Acquisition.

   IMPACT OF ENVIRONMENTAL AND OTHER REGULATIONS. The Company is subject to a number of environmental laws and regulations affecting many aspects of its present and future operations, including the disposal of various forms of waste, the construction or permitting of new facilities and the drilling and operation of new wells. Such laws and regulations generally require the Company to obtain and comply with a wide variety of licenses, permits and other approvals. The Company also remains subject to a varied and complex body of regulations that both public officials and private individuals may seek to enforce. There can be no assurance that existing regulations will not be revised or that new regulations will not be adopted or become applicable to the Company which could have an adverse impact on its operations. The implementation of regulatory changes imposing more comprehensive or stringent requirements on the Company, which would result in increased compliance costs, could have a material adverse effect on the Company's results of operations. In addition, regulatory compliance for the construction of new facilities is a costly and time-consuming process, and intricate and rapidly changing environmental regulations may require major expenditures for permitting and create the risk of expensive delays or material impairment of project value if projects cannot function as planned due to changing regulatory requirements or local opposition.

   SHARES OF COMMON STOCK ELIGIBLE FOR FUTURE SALE. Pursuant to the Company's Amended and Restated 1986 Stock Option Plan (the "1986 Plan"), as of September 30, 1994, the Company had outstanding various options to its officers, directors and employees for the purchase of 3,371,075 shares of Common Stock, of which all of the shares of Common Stock issuable upon exercise of said options have been registered pursuant to registration statements on Form S-8, and, as and when fully vested, are available for immediate resale. Also as of September 30, 1994, there were additional options outstanding to purchase 6,064,154 shares of Common Stock, 5,789,163 of which were granted to PKS. As of September 30, 1994, PKS has demand and piggyback registration rights with respect to approximately 8,971,912 shares of Common Stock (and any shares of Common Stock subsequently held by PKS, including without limitation, any shares of Common Stock purchased in the Direct Sale), all options to purchase shares of Common Stock (and the shares issuable upon the exercise of such options) and 3,393,197 shares of Common Stock issuable upon conversion of the 1,247 shares of the Series C Preferred Stock held by PKS (or upon conversion of the Company's Exchangeable Subordinated Debentures if issued upon the exchange of the Series C Preferred Stock). In addition, 3,393,197 shares of Common Stock and 4,444,444 shares of Common Stock have been reserved for issuance pursuant to the conversion of the 1,247 shares of Series C Preferred Stock held by PKS and the Debentures, respectively. Sales of substantial amounts of Common Stock or the availability of Common Stock for sale, could have an adverse impact on the market price of the Common Stock and on the Company's ability to raise additional capital through the sale of Common Stock.

                               USE OF PROCEEDS

   The net proceeds to the Company of the Offering are estimated to be approximately $260.7 million (approximately $299.7 million if the over-allotment option is exercised in full). The proceeds to the Company of the Direct Sale are estimated to be approximately $26.8 million.
Approximately $957 million will be required to complete the Magma
Acquisition. The net proceeds of the Offering and the proceeds of the Direct Sale (approximately $287.5 million in the aggregate, assuming no exercise of the over-allotment option), together with borrowings of $500 million under the Merger Facilities described herein and general corporate funds of the Company in the amount of approximately $170 million, will be used by the Company to acquire the Remaining Magma Shares, to repay certain bank borrowings incurred in connection with the Magma Tender Offer (the "Tender Facility") and to pay fees and expenses related to the Magma Acquisition. See "THE MAGMA ACQUISITION--Financing."

   Pursuant to the terms of the Merger Agreement, the Company has the right to acquire the Remaining Magma Shares either for a combination of cash and shares of Common Stock valued at approximately $39.00 per share of Magma Common Stock or pursuant to the All-Cash Option. The Company presently intends to acquire the Remaining Magma Shares pursuant to the All-Cash Option. The closing of the Offering will occur concurrently with, and is conditioned upon, the closing of the Merger pursuant to the All-Cash Option. Any closing of the Direct Sale will occur concurrently with and is conditioned upon the closing of the Offering.

                      MARKET PRICES OF THE COMMON STOCK

   The Common Stock is listed for quotation on the NYSE under the symbol "CE". The following table sets forth the high and low last reported sale prices of the Common Stock on the NYSE Composite Tape for the fiscal quarters indicated.

                                       HIGH      LOW
                                     --------  --------
Fiscal Year Ended December 31, 1993
 First Quarter ..................... $21.50    $16.50
 Second Quarter ....................  20.13     17.25
 Third Quarter .....................  18.38     16.00
 Fourth Quarter ....................  20.13     18.13
Fiscal Year Ended December 31, 1994
 First Quarter ..................... $19.25    $17.13
 Second Quarter ....................  18.13     16.00
 Third Quarter .....................  17.75     16.00
 Fourth Quarter ....................  17.13     15.25
Fiscal Year Ended December 31, 1995
 First Quarter (through February   ) $         $

   On February   , 1995, the last reported sale price of the Common Stock on
the NYSE Composite Tape was $     .

                                CAPITALIZATION

   The following table sets forth the consolidated capitalizations of the Company and Magma at September 30, 1994 and as adjusted to reflect borrowings of $500 million under the Merger Facilities, consummation of the Magma Acquisition and completion of the Offering and the Direct Sale at a price of $17.875 per share of Common Stock, and the application of the proceeds (net proceeds in the case of the Offering) therefrom. The following table should be read in conjunction with the other pro forma financial information contained in this Prospectus and the respective consolidated financial statements and notes thereto of the Company and Magma incorporated by reference herein.

                                                                           PRO FORMA     PRO FORMA
                                               THE COMPANY     MAGMA      ADJUSTMENTS    COMBINED
                                              ------------  ----------  -------------  -----------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INDEBTEDNESS:
Construction loans .......................... $   21,079    $     --    $      --      $   21,079
Project loans ...............................    233,080     188,969           --         422,049
Senior discount notes .......................    421,375          --           --         421,375
Convertible subordinated debenture ..........    100,000          --           --         100,000
Other long term liabilities .................         --      12,354      500,000         512,354
                                              ------------  ----------  -------------  -----------
Total indebtedness ..........................    775,534     201,323      500,000       1,476,857
Redeemable preferred stock ..................     62,350          --            -          62,350
STOCKHOLDERS' EQUITY:
Preferred stock--Series A of no par value;
 authorized 2,000 shares ....................         --          --           --              --
Common stock of $0.0675 par value;
 authorized 60,000 shares; outstanding
 32,230 shares--actual; 48,900 shares--pro
 forma combined (1) .........................      2,407          --          894           3,301
Magma common stock of $0.10 par value;
 authorized 30,000 shares; 24,043 issued  ...         --       2,401       (2,401)             --
Additional paid-in capital ..................    100,000     142,765       84,294         327,059
Unrealized gain from marketable securities  .         --        (677)         677              --
Retained earnings ...........................    136,769     250,797     (250,797)        136,769
Less treasury stock--3,420 shares at cost  ..    (59,516)         --       59,516              --
                                              ------------  ----------  -------------  -----------
Total stockholders' equity ..................    179,660     395,286     (107,817)        467,129
                                              ------------  ----------  -------------  -----------
Total capitalization ........................ $1,017,544    $596,609    $ 392,183      $2,006,336
                                              ============  ==========  =============  ===========

- ---------------

   (1) On February 10, 1995, the stockholders of the Company approved a proposal to increase the number of authorized shares of Common Stock to 80,000,000 shares. Issued shares (actual and as adjusted) do not include
       (i) 9,435,229 shares of Common Stock reserved for issuance upon the exercise of presently outstanding stock options, (ii) 4,444,444 shares of Common Stock issuable upon the conversion of the Debentures and
       (iii) 3,393,197 shares of Common Stock issuable upon conversion of the 1,247 issued and outstanding shares of Series C Preferred Stock.

         See "PRO FORMA UNAUDITED CONDENSED COMBINED FINANCIAL DATA."

                            THE MAGMA ACQUISITION

   The Company is acquiring all of the outstanding equity interest in Magma in a two-step transaction according to the terms of the Merger Agreement. On January 10, 1995, the Company acquired approximately 51% of the outstanding shares of Magma Common Stock in the Magma Tender Offer and the Company expects that it will complete the Magma Acquisition by acquiring the Remaining Magma Shares through the Merger. Magma is engaged in independent geothermal power operations and development activities similar to those of the Company. Upon the effective time of the Merger, each outstanding share of Magma Common Stock (other than shares of Magma Common Stock held by the Company, CE Sub or any other direct or indirect subsidiary of the Company and shares of Magma Common Stock held in the treasury of Magma) will be converted into the right to receive, at the Company's election, either cash or a combination of cash and Common Stock. If the Company elects to pay the Merger consideration with a combination of cash and Common Stock, the consideration paid by the Company in the Magma Tender Offer and the Merger will consist, on a blended basis, of $28.50 per share of Magma Common Stock in cash and $10.50 per share of Magma Common Stock in market value of Common Stock, based on the Average Closing Price; provided, however, that for purposes of calculating the Average Closing Price, if the Average Closing Price exceeds $18.73, the Average Closing Price shall be deemed to be $18.73, and if the Average Closing Price is less than $14.27, the Average Closing Price shall be deemed to be $14.27. If the Company elects to pay the All-Cash Option, the blended consideration paid by the Company in the Magma Tender Offer and the Merger would be $38.75 per share of Magma Common Stock. The Company currently intends to pay the Merger consideration solely in cash, funded in significant part with the net proceeds of the Offering and the proceeds of the Direct Sale, but such intention is subject to change if (i) the proposed underwriters for the Offering determine that they cannot or will not proceed with the Offering upon terms reasonably satisfactory to the Company, or (ii) market conditions would require the issuance of a greater number of shares of Common Stock in order to fund the Merger pursuant to the All-Cash Option than would be required to be issued in the Merger with a combination of cash and Common Stock consideration. If the Company changes its intention and does not elect the All-Cash Option, it will promptly withdraw the Registration Statement. The Company currently intends to elect the All-Cash Option at the time the Price to Public and PKS for the Offering and the Direct Sale is determined. The closing of the Offering will occur concurrently with, and is conditioned upon, the closing of the Merger pursuant to the All-Cash Option.

CONDITIONS OF THE MERGER

   Consummation of the Merger remains subject to certain conditions, including (i) the approval and adoption of the Merger and the Merger Agreement by the requisite vote of Magma's stockholders, which approval and adoption can be effected by the Company without the affirmative action of any other Magma stockholder; (ii) the approval of the Company's stockholders of the issuance of Common Stock in order to provide a portion of the consideration for the Merger (if a combination of cash and shares of Common Stock were used to acquire the Remaining Magma Shares); and (iii) that there shall not be in effect (a) any judgment, decree or order issued by any Federal, state or local court of competent jurisdiction, or (b) any statute, rule or regulation enacted or promulgated by any Federal, state, local or legislative, administrative or regulatory body of competent jurisdiction, that in either of cases (a) or (b) prohibits the consummation of the Merger or makes such consummation illegal. The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired.

FINANCING

   A total of approximately $957 million will be required to complete the Magma Acquisition. Pursuant to the Merger Facilities, Credit Suisse will provide, on specified terms and subject to customary conditions, up to $500 million in secured bank financing. Such funds, together with the net proceeds of the Offering, the proceeds of the Direct Sale and general corporate funds of the Company, will be sufficient to complete the Magma Acquisition.

   The Merger Facilities are expected to be comprised of (i) a six year term loan ("Term Loan A") in a principal amount of up to the difference between $500 million and the principal amount of Term Loan

B (as defined below), expected to be amortized in semi-annual payments, and
(ii) an eight year term loan ("Term Loan B") in a principal amount to be not less than $150 million, expected to be amortized in semi-annual payments in the seventh and eighth years of such Term Loan. Loans under the Merger Facilities will be made to the Company on a non-recourse basis, and the Company will lend the proceeds of such loans to Magma in exchange for a secured term note of Magma (the "Magma Note"). The loans under the Merger Facilities are to be amortized from payments received by the Company from Magma on the Magma Note which will be amortized from internally generated funds of Magma. Loans under the Merger Facilities will be secured by an assignment and pledge by the Company of the Magma Note and 100% of the capital stock of Magma. The Magma Note will be secured by an assignment of certain unencumbered assets of Magma.

   Interest on loans under the Merger Facilities is expected to payable at spreads of 2.50% above LIBOR (adjusted for reserves) or 1.50% above the Base Rate for Term Loan A, and 3.00% above LIBOR (adjusted for reserves) or 2.00% above the Base Rate for Term Loan B. The LIBOR spreads are subject to upward adjustment in certain instances. The Company may elect to have loans bear interest based on either LIBOR or the Base Rate (as defined in the Merger Facilities).

   The Merger Facilities will contain affirmative and negative covenants customary for similar non-recourse credit facilities. Such covenants will include a negative pledge of all stock and unencumbered assets of Magma; a limitation on guaranties by Magma; a limitation on mergers and sales of assets by Magma; a limitation on investments in other persons by Magma; a prohibition on dividends and other payments by Magma to the Company unless the proceeds are used to pay down the Merger Facilities; a prohibition on the sale of ownership interests in Magma; a limitation on the incurrence of additional debt by Magma; a requirement that the Company deliver each fiscal quarter a certificate as to the absence of material adverse changes in the Company or Magma which could reasonably be expected to materially affect the ability of the Company to repay the Merger Facilities or the ability of the lenders to realize on the collateral for the Merger Facilities; and a restriction on a change in the nature of the business of the Company and Magma.

   The Merger Facilities will also contain financial covenants and customary events of default, including events of default based on breaches of certain representations, warranties and covenants; cross defaults with respect to certain debt of the Company and Magma; bankruptcy and similar events; the failure to pay one or more final judgments aggregating more than a specified threshold to be agreed upon; the failure to make a payment with respect to the Merger Facilities when due; and the failure of the pledge agreement with respect to the capital stock of Magma and the Magma Note to be in full force and effect.

   Credit Suisse's commitment to provide the Merger Facilities is subject to certain customary conditions, including without limitation (i) capital investment in CE Sub in an amount and form satisfactory to Credit Suisse and
(ii) the absence of certain material adverse changes.

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

                                   BUSINESS
THE COMPANY

   California Energy Company, Inc. was founded in 1971 to develop geothermal power production facilities. The Company is primarily engaged in the exploration for, and development and operation of, environmentally responsible independent power production facilities worldwide utilizing geothermal resources or other energy sources, such as hydroelectric, natural gas, oil and coal.

   Following completion of the Magma Acquisition, the Company will be the largest independent geothermal power producer in the world (on the basis of the Company's estimate of the aggregate MW of electric generating capacity in operation and under construction). The Company will have an aggregate net ownership interest of 354 MW of electric generating capacity in power production facilities in the United States having an aggregate net capacity of 571 MW. All of these facilities will be managed and operated by the Company and are principally located in Southern California. In addition to the electricity sales revenue earned from its net ownership position in such facilities, the Company receives significant fee and royalty income from operating such plants and managing the production from the geothermal resource for such facilities. The Company will have an aggregate net ownership interest of 409 MW of electric generating capacity in three geothermal power projects in the Philippines, having an aggregate net capacity of 500 MW, which projects are financed and under construction. The Company is also developing eight additional projects with executed or awarded power sales contracts in the Philippines, Indonesia and the United States. The Company will have an approximate net ownership interest of 935 MW in these development projects representing an aggregate net capacity of 1,589 MW of additional potential electric generating capacity.

   PKS is an approximate 44% stockholder of the Company (on a fully diluted basis). PKS is a large employee-owned construction, mining and telecommunications company with approximately $2.2 billion in revenues in 1993. PKS is one of the largest construction companies in North America and has been in the construction business since 1884. Since the initial PKS investment in the Company in 1991 (which at that time represented approximately 25% of the Common Stock on a fully diluted basis), a new management team has been installed and the Company's net income has increased from $12.0 million for the 12-month period ended December 31, 1990 to $29.4 million for the nine-month period ended September 30, 1994. PKS has indicated an intention to acquire 1,500,000 of the shares of Common Stock being offered in the Direct Sale at the Price to Public and PKS set forth on the cover of this Prospectus, subject to receipt and review by PKS of a final Prospectus and conditioned upon the closing of the Offering. Assuming PKS purchases such shares, following the completion of the Offering and the Direct Sale, PKS will be an approximate 33.8% stockholder of the Company (on a fully diluted basis). Any closing of the Direct Sale will occur concurrently with and is conditioned upon the closing of the Offering.

REASONS FOR THE MAGMA ACQUISITION

   The Company believes that Magma is an excellent strategic fit and that the acquisition of Magma will create significant benefits, including:

 O EXPANSION AND ENHANCEMENT OF DEVELOPMENT EFFORTS

   Development of new opportunities, particularly internationally, is a key component of the Company's strategy. Since 1990, the Company and Magma have each pursued international development opportunities primarily in Southeast Asia. By pursuing additional development opportunities rather than competing with Magma for the same opportunities, the Company expects to expand its development efforts to cover additional projects and thereby more effectively capitalize on the numerous opportunities in the growing international independent power market.

   Furthermore, the Company will have available to it technology of both companies. The Company owns production technology compatible with the relatively low mineral content of its wells at the Coso Project, and Magma owns technology compatible with the high levels of mineral precipitates found in the

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

geothermal resource at the Salton Sea Projects. The Company expects that access to these technologies will enable it to compete for new power development projects from geothermal reservoirs encompassing a wide range of geothermal resource characteristics.

 O BENEFITS OF INCREASED SIZE

   The Company believes that size is an important factor in determining the success of an independent power producer. This view is based on the Company's belief that potential customers consider both the price of power and the provider's capacity to fulfill its obligations as primary factors in the selection of power suppliers. The expanded size and capabilities of the combined companies is expected to further enhance the Company's reputation and credibility with sovereign governments and state utility customers and therefore enhance its ability to successfully compete for new projects. Following the Magma Acquisition, the Company will have over $2 billion of total assets and an aggregate net ownership interest of 1,698 MW in projects in operation, under construction or in development, which projects have an aggregate net generating capacity of 2,770 MW. The Company also believes that the combination with Magma will create the opportunity to reduce the Company's average cost per kWh by expanding its asset base, without materially expanding its cost structure. This will allow the Company to be more price competitive with other geothermal power producers and traditional fossil fuel power plants, which the Company believes will be its primary competition in the future.

 O OPPORTUNITIES FOR OPERATIONAL AND ADMINISTRATIVE COST SAVINGS

   Based in part on its experience in restructuring the operations of the Company since 1991, management of the Company believes that it can achieve meaningful cost savings upon the combination of Magma and the Company. Through the implementation of the Company's existing organizational structure, management policies and cost controls, the Company presently expects that the cost of duplicate functions will be substantially eliminated and that the productivity of its combined operating and administrative staff will be significantly increased.

 O DIVERSIFICATION IN SOURCES OF REVENUE AND OPERATIONS

   The combination of the Company's and Magma's operations will increase the Company's sources of revenue and increase the number of operating sites (including projects under construction) from eight to 16. The Company believes that the resulting diversification in sources of revenue and operations can be expected to reduce the risk profile of the Company, thereby enhancing its overall credit position and improving its access to capital in relation to competitors with more concentrated sources of revenue and operations.

GEOTHERMAL ENERGY

   Geothermal energy is a clean, renewable and generally sustainable energy source that releases significantly lower levels of emissions than result from energy generation based on the burning of fossil fuels. Geothermal energy is derived from the natural heat of the earth when water comes sufficiently close to hot molten rock to heat the water to temperatures of 400 degrees Fahrenheit or more. The heated water then ascends naturally toward the surface of the earth where it can be extracted by drilling geothermal wells. The energy necessary to operate a geothermal power plant is typically obtained from several such wells which are drilled using established technology similar to that employed in the oil and gas industry.

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

                              GEOTHERMAL ENERGY

 #############################################################################

                                IMAGE OMITTED:

                  [Schematic representing Geothermal Energy]

             (SEE ALSO "APPENDIX FOR GRAPHICS AND IMAGE MATERIAL"
                    AFTER BACK COVER PAGE OF PROSPECTUS.)

 #############################################################################

   Geothermal production wells are normally located within approximately one to two miles of the power plant as geothermal fluids cannot be transported economically over longer distances. From the well heads, the heated fluid flows through pipelines to a series of separators where it is separated into water, brine and steam. The steam is passed through a turbine which drives a generator to generate electricity. Once the steam has passed through the turbine, it is then cooled and condensed back into water which, along with any brine, is returned to the geothermal reservoir via injection wells. Geothermal plants in the United States are eligible to be qualifying facilities ("QFs") under the Public Utility Regulatory Policies Act of 1978 ("PURPA"), which provides for certain beneficial Federal regulatory treatment. The geothermal reservoir is a renewable source of energy if natural ground water sources and re-injection of extracted geothermal fluids are adequate over the long term to replenish the geothermal reservoir after the withdrawal of geothermal fluids.

   The generation of electric power from geothermal resources has certain advantages when compared to other methods of electric power generation. Geothermal energy facilities generate significantly less emissions than fossil fuel power plants. Geothermal energy facilities typically have higher capital costs but tend to have significantly lower variable costs than fossil fuel based power plants. The utilization of geothermal power is preferred by certain governments so as to minimize the import, or maximize the export, of hydrocarbons. Geothermal power facilities also enjoy certain tax benefits in the United States.

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

GEOTHERMAL RESOURCE--"RING OF FIRE"

   Geothermal energy is most prevalent where the different sections or plates of the Earth's crust meet. Productive geothermal resources are found throughout the Pacific Rim (the so-called "Ring of Fire"), including the western United States, Latin America, Hawaii, Indonesia, the Philippines, Malaysia and New Zealand. These areas are experiencing high rates of population growth and increased demand for new electric generating capacity.

                    AREAS OF POTENTIAL GEOTHERMAL ACTIVITY

 #############################################################################

                                IMAGE OMITTED:

             [Map depicting areas of Potential Geothermal Energy]

             (SEE ALSO "APPENDIX FOR GRAPHICS AND IMAGE MATERIAL"
                    AFTER BACK COVER PAGE OF PROSPECTUS.)

 #############################################################################

THE GLOBAL POWER MARKET

   The opportunity for independent power generation has expanded from a United States market consisting of cogeneration and small power production projects to a global competitive market for power generation. Many foreign countries have initiated restructuring policies after the advent of the independent power market in the United States.

   In the United States, the independent power industry expanded rapidly in the 1980's, facilitated by the enactment of PURPA. PURPA was enacted to encourage the production of electricity by non-utility companies as well as to lessen reliance on imported fuels. According to the Utility Data Institute, independent power producers were responsible for about 30,000 MW, or 50%, of the U.S. electric generation capacity which has been placed in service since 1988.

   As the size of the United States independent power market has increased, available domestic power capacity and competition in the industry have also significantly increased. Over the past decade, obtaining a power sales contract from a U.S. utility has generally become increasingly difficult, expensive and competitive. Many states now require power sales contracts to be awarded through competitive bidding, which both increases the cost of obtaining such contracts and decreases the chances of obtaining such contracts as bids significantly outnumber awards in most competitive solicitations. The federal Energy Policy Act of 1992 is expected to further increase domestic competition. As a result of this increased competition, it may be difficult to obtain a power sales agreement for a proposed project in the United States, and the terms and conditions of any such contract may be less favorable than those in prior agreements.

   Large amounts of new electric power generating capacity are required in developing countries. The movement toward privatization in some developing countries has created significant new markets outside the United States. In 1990, the World Bank estimated that developing countries will need approximately 380,000 MW of new power generating capacity through the end of the decade. The need for such rapid expansion has caused many countries to select private power development as their only practical alternative and to restructure their legislative and regulatory systems to facilitate such development. The Company believes that this significant need for power has created strong local support for private power projects in many foreign countries and increased the availability of attractive long-term power contracts. The Company intends to take advantage of opportunities in these new markets and to develop, construct and acquire power generation projects outside the United States.

STRATEGY

   Domestically, the Company is focusing on market opportunities in which it believes it has relative competitive advantages due to its geotechnical, project management and operating expertise. In addition, the Company expects to continue diversification into other environmentally responsible sources of energy primarily through selected acquisitions of partially developed or existing power generating projects and contracts.

   The Company presently believes that the international independent power market holds the majority of new opportunities for financially attractive private power development in the next several years, in large part because the demand for new generating capacity is growing more rapidly in emerging nations than in the United States. In developing its international strategy, the Company pursues development opportunities in countries which it believes have an acceptable risk profile and where the Company's geothermal resource development and operating experience, project development expertise or strategic relationship with PKS or local partners are expected to provide it with a competitive advantage. Subsequent to the Magma Acquisition, the Company will have financed and have under construction three projects representing an aggregate of 409 MW of net ownership of electric generating capacity in the Philippines. In addition, the Company is currently pursuing a number of other electric power project opportunities in countries including the Philippines and Indonesia. These countries are ideally suited for the Company to develop, finance and operate power projects successfully because of their excellent population demographics, extensive geothermal resources and stated commitments to the development of private power programs. The Company's development efforts include both so-called "greenfield" development as well as the acquisition of or participation in the joint venture development of projects which are under development or already operating. In greenfield development, the Company attempts to negotiate power sales contracts for new generation capacity or engages in competitive bids in response to government agency or utility requests for proposals for new capacity.

   In pursuing its international strategy, the Company intends to own a significant equity interest in, and to operate, the projects it develops or acquires. In order to compete more effectively internationally, the Company's strategy is to attempt to diversify its project portfolio, extend its future equity funding capacity through joint ventures and utilize fixed-price, turnkey construction contracts with contractors experienced in the construction of power plants or other infrastructure facilities. The Company also believes that it is important in foreign transactions to work with local partners who are knowledgeable concerning local culture, politics and commercial practices and who provide a visible local presence and local project representation.

   With respect to emerging market projects, the Company's policy is to attempt to minimize currency risks, including the devaluation of local currencies versus the U.S. dollar, as well as the risk of availability of hard currency convertibility. To date, all of the Company's executed power contracts contain provisions which index the Company's returns to U.S. dollars or provide for the payment of capacity payments in U.S. dollars. To the extent possible, the Company attempts to secure "political risk" insurance from the Overseas Private Insurance Corporation ("OPIC") or similar multilateral agencies to limit its risk in emerging market countries. In addition, the Company endeavors to involve the World Bank, export credit agencies or multilateral funding sources in its international project financings. The Company believes multilateral lending agencies and foreign source financing and political risk insurance are available for certain international private power projects, particularly those utilizing indigenous fuel sources in renewable or otherwise environmentally responsible generating facilities. The Company believes that the involvement of these institutions will enhance an international project's position in emerging market countries.

   The Company has an international joint venture agreement with PKS which the Company believes enhances the Company's capabilities in foreign power markets. The joint venture agreement is limited to international activities and provides that if both the Company and PKS agree to participate in a project, they will share all development costs equally. Each of the Company and PKS will provide 50% of the equity required for financing a project developed by the joint venture and the Company will operate and manage such project. The agreement creates a joint development structure under which, on a project by project basis, the Company will be the development manager, managing partner and/or project operator, an equal equity participant with PKS and a preferred participant in the construction consortium and PKS will be an equal equity participant and the preferred turnkey construction contractor. The joint venture agreement may be terminated by either party on 15 days written notice, provided that such termination cannot affect the pre-existing contractual obligations of either party.

   In order to augment its technical capabilities, in 1993 the Company acquired The Ben Holt Co. ("BHCO"), a California based engineering firm with over 25 years of geothermal experience, specializing in feasibility studies, process design, detailed engineering, procurement, construction and operation of geothermal power plants, gathering systems and related facilities.

THE PROJECTS

   Upon completion of the Magma Acquisition, the Company will have net ownership interests of an aggregate of (i) 354 MW in 13 projects in operation representing an aggregate net capacity of 571 MW of electric generating capacity, (ii) 409 MW in three projects under construction representing an aggregate net capacity of 500 MW of electric generating capacity and (iii) 935 MW in eight projects in development stages with signed power sale agreements or under award representing an aggregate net capacity of 1,589 MW of electric generating capacity. The following table sets out the Company's various projects in operation, under construction and in the latter stages of development pursuant to signed power sales agreements or awarded mandates in each case subsequent to the Magma Acquisition.

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

                            INTERNATIONAL PROJECTS

PROJECTS UNDER CONSTRUCTION

                             FACILITY    FACILITY       NET                      PROJECTED
                              GROSS        NET       OWNERSHIP                   COMMERCIAL
                             CAPACITY    CAPACITY    INTEREST                    OPERATION      CONTRACT     CONTRACT     POWER
PROJECT                     (IN MW)(1)  (IN MW)(2)    (IN MW)      LOCATION         DATE      EXPIRATION(3)    TYPE    PURCHASER(4)
- -------------------------  ----------  ----------  -----------  -------------  ------------  -------------  ---------- ------------
Upper Mahiao ............. 128         119         119          Leyte, the          1996          CO+10     Build, Own, PNOC- EDC
                                                                Philippines                                   Transfer  (GOP)(5)

Mahanagdong(6) ........... 180         165          74          Leyte, the          1997          CO+10     Build, Own, PNOC- EDC
                                                                Philippines                                   Transfer  (GOP)(5)

Malitbog-Phase I and II  . 231         216         216          Leyte, the       1996-1997        CO+10     Build, Own, PNOC- EDC
                           ---         ---         ---          Philippines                                   Transfer  (GOP)(5)

Total Under Construction   539         500         409
                           ---         ---         ---

PROJECTS WITH SIGNED POWER SALES CONTRACTS OR AWARDED DEVELOPMENT RIGHTS

                                            FACILITY
                                FACILITY      NET          NET                       PROJECTED
                                 GROSS      CAPACITY    OWNERSHIP                    COMMERCIAL
                                CAPACITY      (IN       INTEREST                     OPERATION     CONTRACT   CONTRACT    POWER
PROJECT                        (IN MW)(7)  MW)(2)(7)   (IN MW)(7)    LOCATION          DATE       EXPIRATION    TYPE   PURCHASER(4)
- ----------------------------  ----------  ----------  -----------  -------------    ----------    ----------  -------- -----------
Dieng(6) ....................   400         400         188        Central Java,     1997-1999       CO+30     Build, Own,  PLN
                                                                   Indonesia                                   Transfer    (GOI)

Patuha(6) ...................   400         400         140        Western Java,     1997-1999       CO+30     Build, Own,  PLN
                                                                   Indonesia                                   Transfer    (GOI)

Casecnan(8) .................   140         140          98        Luzon, the           1998         CO+20     Build, Own,  NIA
                                                                   Philippines                                 Transfer    (GOP)(5)

Bali(8)(9) ..................   350         350         210        Bali,             1998-1999       CO+30     Build, Own,  PLN
                                                                   Indonesia                                   Transfer    (GOI)

Alto Peak ...................    70          70          70        Leyte, the           1997         CO+10     Build, Own,  PNOC-
                              -----       -----       -----        Philippines                                 Transfer     EDC
                                                                                                                           (GOP)(5)
Total Contracted/ Awarded     1,360       1,360         706
                              -----       -----       -----
Total International Projects  1,899       1,860       1,115
                              -----       -----       -----

- ---------------
   (1) Actual MW may vary depending on operating and reservoir conditions and plant design. Facility Gross Capacity (in MW) for projects under construction represents gross electric output of the facility prior to subtraction of the parasitic load. Parasitic load is electrical output used by the facility and not made available for sale to utilities or other outside purchasers. Facility Gross Capacity (in MW) does not necessarily reflect electric output available for sale to utilities or other purchasers.
   (2) Facility Net Capacity (in MW) represents Facility Gross Capacity (in
       MW) less parasitic load.
   (3) Commercial Operation (CO).
   (4) Philippine National Oil Company-Energy Development Company (PNOC-EDC); Government of the Philippines (GOP); P.T. PLN (Persero) (PLN); Government of Indonesia (GOI); and Philippine National Irrigation Administration (NIA).
   (5) Government of the Philippines undertaking supports PNOC-EDC's and NIA's respective obligations.
   (6) PKS has elected to exercise its ownership option pursuant to its joint venture agreement with the Company.
   (7) Actual MW may vary depending on operating and reservoir conditions and final plant design. Facility Gross Capacity (in MW) for awarded projects equals maximum sales amount. Significant contingencies exist in respect of awards, including without limitation, the need to obtain financing, permits and licenses, and the completion of construction.
   (8) PKS has not indicated whether it intends to exercise its ownership option pursuant to its joint venture agreement with the Company and such net ownership interest remains subject to the PKS option. The Casecnan Project is a combined hydroelectric and irrigation project and will also sell water to NIA.
   (9) Geothermal resource development rights have been awarded and the power sales contract is subject to negotiation.

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

                              DOMESTIC PROJECTS

PROJECTS IN OPERATION

                                    FACILITY
                        FACILITY      NET          NET
                         GROSS      CAPACITY    OWNERSHIP                        DATE OF
                        CAPACITY      (IN       INTEREST                        COMMERCIAL    CONTRACT     CONTRACT      POWER
PROJECT(1)             (IN MW)(2)  MW)(3)(4)     (IN MW)        LOCATION        OPERATION    EXPIRATION      TYPE     PURCHASER(5)
- ---------------        ----------  ---------    ---------       --------        ----------   ----------    --------   ------------
Navy I ..............  96          88             41          China Lake, CA      8/1987       8/2011        SO4          SCE
BLM .................  96          88             42          China Lake, CA      3/1989       3/2019        SO4          SCE
Navy II .............  96          88             44          China Lake, CA      1/1990       1/2010        SO4          SCE
Vulcan ..............  41          34             17          Imperial Valley, CA 2/1986       2/2016        SO4          SCE
Hoch (Del Ranch)  ...  46          38             19          Imperial Valley, CA 1/1989      12/2018        SO4          SCE
Elmore ..............  46          38             19          Imperial Valley, CA 1/1989      12/2018        SO4          SCE
Leathers ............  46          38             19          Imperial Valley, CA 1/1990      12/2019        SO4          SCE
Salton Sea I ........  11           8              8          Imperial Valley, CA 7/1987       6/2017     Negotiated      SCE
Salton Sea II .......  20          18             18          Imperial Valley, CA 4/1990       4/2020        SO4          SCE
Salton Sea III ......  54          50             50          Imperial Valley, CA 2/1989       2/2019        SO4          SCE
Yuma ................  55          50             50          Yuma, AZ            5/1994       5/2024     Negotiated     SDG&E
Roosevelt Hot
 Springs ............  25          23             17          Milford, UT         5/1984       1/2021   Gathered Steam    UP&L
Desert Peak .........  10          10             10          Desert Peak, NV    12/1985      12/1995     Negotiated      SPPC
                      ----        ----           ----
Total in Operation    642         571            354
                      ----        ----           ----


PROJECTS WITH SIGNED POWER SALES CONTRACTS OR AWARDED DEVELOPMENT RIGHTS

                                    FACILITY
                        FACILITY      NET          NET                          PROJECTED
                         GROSS      CAPACITY    OWNERSHIP                       COMMERCIAL
                        CAPACITY      (IN       INTEREST                        OPERATION     CONTRACT     CONTRACT      POWER
PROJECT                (IN MW)(6)  MW)(3)(6)     (IN MW)        LOCATION          DATE       EXPIRATION      TYPE     PURCHASER(5)
- ---------------        ----------  ---------    ---------       --------        ----------   ----------    --------   ------------
BRPU(7) ..........       163         163          163        Imperial Valley, CA   TBD          TBD           FSO4        SCE
Fish Lake(8) .....        36          36           36        Imperial Valley, CA   1996         CO+30      Negotiated     SCE
Newberry .........        30          30           30        Bend, OR              1997         CO+50      Negotiated   BPA/EWEB
                       -----       -----        -----
Total Contracted/
 Awarded                 229         229          229
                       -----       -----        -----
Total Domestic
 Projects                871         800          583
                       -----       -----        -----
Total Projects         2,770       2,660        1,698
                       =====       =====        =====

- ---------------
   (1) In addition to the electricity sales revenue earned from its net ownership position in such facilities, the Company receives significant fee and royalty income from operating such plants and managing the production from the geothermal resource for such facilities.
   (2) Actual MW may vary depending on operating and reservoir conditions and plant design. Facility Gross Capacity (in MW) for projects in operation represents gross electric output of the facility prior to subtraction of the parasitic load. Parasitic load is electrical output used by the facility and not made available for sale to utilities or other outside purchasers. Facility Gross Capacity (in MW) does not necessarily reflect electric output available for sale to utilities or other purchasers.
   (3) Facility Net Capacity (in MW) represents Facility Gross Capacity (in
       MW) less parasitic load.
   (4) With respect to the Vulcan, Hoch (Del Ranch), Elmore, Leathers, Salton Sea II and Salton Sea III Projects, this represents contract nameplate.
   (5) Southern California Edison Company (SCE); San Diego Gas & Electric Company (SDG&E); Utah Power & Light Company (UP&L); Sierra Pacific Power Company (SPPC); Bonneville Power Authority (BPA); and Eugene Water and Electric Board (EWEB).
   (6) Actual MW may vary depending on operating and reservoir conditions and final plant design. Facility Gross Capacity (in MW) for awarded projects equals maximum sales amount. Significant contingencies exist in respect of awards, including without limitation, the need to obtain financing, permits and licenses, and the completion of construction.
   (7) SCE is contesting the BRPU award; accordingly, no power sales contract is currently signed.
   (8) Combined Fish Lake and Salton Sea Expansion.

   The following summary project descriptions are qualified in their entirety by reference to the Company's 1993 10-K and the Magma 1993 10-K and the other documents incorporated herein by reference.

                            INTERNATIONAL PROJECTS
PROJECTS IN CONSTRUCTION

   THE PHILIPPINES. The Company believes that increasing industrialization, a rising standard of living and an expanding power distribution network has significantly increased demand for electrical power in the Philippines. According to the 1993 Power Development Program of the National Power Corporation of the Philippines ("NAPOCOR"), demand for electricity exceeds supply. NAPOCOR has also reported that its ability to sustain desired levels of electric production from existing facilities has been limited due to frequent breakdowns in many of its older electric generating plants. As a result, the Philippines has experienced severe power outages, with Manila suffering significant daily brownouts during much of 1993 and periodic brownouts during 1994. Although the occurrence of brownouts has been recently reduced, NAPOCOR has said that it still anticipates significant energy shortages in the future.

   In 1993, the Philippine Congress, pursuant to Republic Act 7648, granted President Ramos emergency powers to remedy the Philippine energy crisis, including authority to (i) exempt power projects from public bidding requirements, (ii) increase power rates and (iii) reorganize NAPOCOR. Until 1987, NAPOCOR had a monopoly on power generation and transmission in the Philippines. In 1987, then President Aquino issued Executive Order No. 215, which granted private companies the right to develop certain power generation projects, such as those using indigenous energy sources, on a "build-operate-transfer" or "build-transfer" basis. In 1990, the Philippine Congress enacted Republic Act No. 6957, which authorized private development of priority infra-structure projects on a "build-operate-transfer" and a "build-transfer" basis. In addition, under that Act, such power projects were made eligible for certain tax benefits, including exemption from Philippine national income taxes for at least six years and exemption from, or reimbursement for, customs duties and value added taxes on capital equipment to be incorporated into such projects. In 1994, certain amendments to Republic Act No. 6957 were approved by the Philippine Congress and signed into law (R.A. 7718). Among other things, such amendments provide for the financing of "unsolicited proposals" on a "build-operate-transfer" basis.

   In an effort to remedy the shortfall of electricity, the Philippines, NAPOCOR and the Philippine National Oil Company-Energy Development Company ("PNOC-EDC") continue to jointly solicit bids for private power projects. Among private power projects selected through this solicitation process were the Upper Mahiao (the "Upper Mahiao Project"), Mahanagdong (the "Mahanagdong Project"), Malitbog (the "Malitbog Project") and Alto Peak (the "Alto Peak Project") geothermal power projects, as described below. Geothermal power has been identified as a preferred alternative by the Philippine Government due to the domestic availability and the minimal environmental effects of geothermal power in comparison to other forms of power production. PNOC-EDC, which is responsible for developing the Philippines' domestic energy sources, has been successful in the exploration and development of geothermal resources.

   The Company and Magma have financed and commenced construction of the Upper Mahiao, Mahanagdong and Malitbog Projects, which have an aggregate net capacity of 500 MW, of which the Company's aggregate net ownership interest is 409 MW subsequent to the Magma Acquisition.

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                            MAP OF THE PHILIPPINES

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                                IMAGE OMITTED:

        [Map of the Republic of the Philippines with Project Locations]

             (SEE ALSO "APPENDIX FOR GRAPHICS AND IMAGE MATERIAL"
                    AFTER BACK COVER PAGE OF PROSPECTUS.)

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   Upper Mahiao. The Company has closed the financing and commenced construction of the Upper Mahiao Project, a 128 gross MW geothermal project to be located in the Greater Tongonan area of the island of Leyte in the Philippines. The Upper Mahiao Project will be built, owned and operated by CE Cebu Geothermal Power Company, Inc. ("CE Cebu"), a Philippine corporation that is approximately 100% indirectly owned by the Company. It will sell 100% of its capacity on a "take-or-pay" basis (described below) to PNOC-EDC, which will in turn sell the power to NAPOCOR for distribution to the island of Cebu, located about 40 miles west of Leyte.

   The Upper Mahiao Project will have a total project cost of approximately $218 million, including interest during construction, project contingency costs and a debt service reserve fund. A consortium of international banks has committed to provide approximately $162 million in a project-financed construction loan, supported by political risk insurance from the Export-Import Bank of the United States ("ExIm Bank"). The largest portion of the term loan for the project will also be provided by ExIm Bank. The Company's equity contribution to the Upper Mahiao Project is $56 million. Subject to the pledge of the project company's stock to the lenders, the Company has arranged for political risk insurance of its equity investment through OPIC. The financing is collateralized by all the assets of the project.

   The Upper Mahiao Project is being constructed by Ormat, Inc. ("Ormat") and its affiliates pursuant to supply and construction contracts (collectively, the "Upper Mahiao EPC"), which, taken together, provide for the construction of the plant on a fixed-price, date-certain, turnkey basis. Ormat is an international manufacturer and construction contractor that builds binary geothermal turbines. It has provided its equipment to several geothermal power projects throughout the United States, the Philippines and internationally. The Upper Mahiao EPC provides liquidated damage protection of up to

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30% of the Upper Mahiao EPC price. Ormat's performance under the Upper Mahiao
EPC is backed by a completion guaranty of Ormat, by letters of credit, and by a limited guaranty of Ormat Industries, Ltd., an Israeli corporation and the parent of Ormat, in each case for the benefit of the project lenders.

   Under the terms of an energy conversion agreement, executed on September 6, 1993 (the "Upper Mahiao ECA"), CE Cebu will build, own and operate the Upper Mahiao Project during the approximately two-year construction period and the ten-year cooperation period, after which ownership will be transferred to PNOC-EDC at no cost.

   The Upper Mahiao Project will be located on land provided by PNOC-EDC at no cost. It will take geothermal steam and fluid, also provided by PNOC-EDC at no cost, and convert its thermal energy into electrical energy to be sold to PNOC-EDC on a "take-or-pay" basis. Specifically, PNOC-EDC will be obligated to pay for the electric capacity that is nominated each year by CE Cebu, irrespective of whether PNOC-EDC is willing or able to accept delivery of such capacity. PNOC-EDC will pay to CE Cebu a fee (the "Capacity Fee") based on the plant capacity nominated to PNOC-EDC in any year (which, at the plant's design capacity, is approximately 95% of total contract revenues) and a fee (the "Energy Fee") based on the electricity actually delivered to PNOC-EDC (approximately 5% of total contract revenues). The Capacity Fee serves to recover the capital costs of the project, to recover fixed operating costs and to cover return on investment. The Energy Fee is designed to cover all variable operating and maintenance costs of the power plant. Payments under the Upper Mahiao ECA will be denominated in U.S. dollars, or computed in U.S. dollars and paid in Philippine pesos at the then-current exchange rate, except for the Energy Fee, which will be used to pay Philippine peso-denominated expenses. The convertibility of Philippine peso receipts into U.S. dollars is insured by OPIC. Significant portions of the Capacity Fee and Energy Fee will be indexed to U.S. and Philippine inflation rates, respectively. PNOC-EDC's payment requirements, and its other obligations under the Upper Mahiao ECA, are supported by the Government of the Philippines through a performance undertaking.

   The payment of the Capacity Fee is not excused if PNOC-EDC fails to deliver or remove the steam or fluids or fails to provide the transmission facilities, even if its failure was caused by a force majeure event. In addition, PNOC-EDC must continue to make Capacity Fee payments if there is a force majeure event (e.g., war, nationalization, etc.) that affects the operation of the Upper Mahiao Project and that is within the reasonable control of PNOC-EDC or the government of the Philippines or any agency or authority thereof. If CE Cebu fails to meet certain construction milestones or the power plant fails to achieve 70% of its design capacity by the date that is 120 days after the scheduled completion date (as that date may be extended for force majeure and other reasons under the Upper Mahiao ECA), the Upper Mahiao Project may, under certain circumstances, be deemed "abandoned," in which case the Upper Mahiao Project must be transferred to PNOC-EDC at no cost, subject to any liens existing thereon.

   PNOC-EDC is obligated to purchase CE Cebu's interest in the facility under certain circumstances, including (i) extended outages resulting from the failure of PNOC-EDC to provide the required geothermal fluid, (ii) certain material changes in policies or laws which adversely affect CE Cebu's interest in the project, (iii) transmission failure, (iv) failure of PNOC-EDC to make timely payments of amounts due under the Upper Mahiao ECA, (v) privatization of PNOC-EDC or NAPOCOR, and (vi) certain other events. Prior to completion of the Upper Mahiao Project, the buy-out price will be equal to all costs incurred through the date of the buy-out, including all Upper Mahiao Project debt, plus an additional rate of return on equity of ten percent per annum. In a post-completion buy-out, the price will be the net present value (at a discount rate based on the last published Commercial Interest Reference Rate of the Organization for Economic Cooperation and Development) of the total remaining amount of Capacity Fees over the remaining term of the Upper Mahiao ECA.

   Mahanagdong. The Company has also closed the financing and commenced construction of the Mahanagdong Project, a 180 gross MW geothermal project, which will also be located on the island of Leyte. The Mahanagdong Project will be built, owned and operated by CE Luzon Geothermal Power Company, Inc. ("CE Luzon"), a Philippine corporation that during construction is indirectly owned 50% by the Company and 50% by PKS. Up to a 10% financial interest in CE Luzon may be sold at completion

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to another industrial company at the option of such company. The Mahanagdong
Project will sell 100% of its capacity on a similar basis as described above for the Upper Mahiao Project to PNOC-EDC, which will in turn sell the power to NAPOCOR for distribution to the island of Luzon.

   Mahanagdong has a total project cost of approximately $320 million, including interest during construction, project contingency costs and a debt service reserve fund. The capital structure consists of a project financing construction and term loan of approximately $240 million provided by OPIC, ExIm Bank and a consortium of international banks, and approximately $80 million in equity contributions. Political risk insurance from ExIm Bank has been obtained for the commercial lenders. The Company's equity investment for the Mahanagdong Project will be approximately $40 million. Subject to the pledge of the project company's stock to the lenders, the Company has arranged for political risk insurance on its equity investment through OPIC. The financing is collateralized by all the assets of the project.

   The Mahanagdong Project is being constructed by a consortium (the "EPC Consortium") of Kiewit Construction Group, Inc. ("KCG") and BHCO pursuant to fixed-price, date-certain, turnkey supply and construction contracts (collectively, the "Mahanagdong EPC"). The obligations of the EPC Consortium under the Mahanagdong EPC are supported by a guaranty of KCG at an aggregate amount equal to approximately 50% of the Mahanagdong EPC price. The Mahanagdong EPC provides for maximum liability for liquidated damages of up to $100.5 million and total liability of up to $201 million. KCG, a wholly owned subsidiary of PKS, is the lead member of the EPC Consortium, with an 80% interest. KCG performs construction services for a wide range of public and private customers in the U.S. and internationally. Construction projects undertaken by KCG during 1993 included transportation projects, including highways, bridges, airports and railroads, power facilities, buildings and sewer and waste disposal systems, and water supply systems, utility facilities, dams and reservoirs. KCG accounts for 80% of PKS's revenues, contributing $1.7 billion in revenues in 1993. KCG has an extensive background in power plant construction.

   BHCO will provide design and engineering services for the EPC Consortium, holding a 20% interest. The Company has provided a guaranty of BHCO's obligations under the Mahanagdong EPC Contract.

   The terms of an energy conversion agreement (the "Mahanagdong ECA"), executed on September 18, 1993, are substantially similar to those of the Upper Mahiao ECA. The Mahanagdong ECA provides for an approximately three-year construction period and a ten-year cooperation period. At the end of the cooperation period, the facility will be transferred to PNOC-EDC at no cost. All of PNOC-EDC's obligations under the Mahanagdong ECA are supported by the Government of the Philippines through a performance undertaking. The capacity fees are expected to be approximately 97% of total revenues at the design capacity levels and the energy fees are expected to be approximately 3% of such total revenues.

   Malitbog. In December 1994, Magma closed the financing and commenced construction of the Malitbog Project, a 231 gross MW geothermal project, which will also be located on the island of Leyte. The Malitbog Project will be built, owned and operated by Visayas Geothermal Power Company ("VGPC"), a Philippine general partnership that is wholly owned, indirectly, by Magma. VGPC will sell 100% of its capacity on substantially the same basis as described above for the Upper Mahiao Project to PNOC-EDC, which will in turn sell the power to NAPOCOR.

   The Malitbog Project has a total project cost of approximately $280 million, including interest during construction and project contingency costs. A consortium of international banks and OPIC have provided a total of $210 million of construction and term loan facilities, the $135 million international bank portion of which is supported by political risk insurance from OPIC. Magma's equity contribution to VGPC was $70 million. Magma's equity participation is covered by political risk insurance from OPIC.

   The Malitbog Project will be constructed by Sumitomo Corporation ("Sumitomo") pursuant to a fixed-price, date-certain, turnkey supply and construction contract (the "Malitbog EPC"). The Malitbog EPC provides that certain liquidated damages will be paid by Sumitomo for failure to meet certain scheduled performance test dates, including the payment of any liquidated damages or penalties required to be paid by VGPC to PNOC-EDC under an energy conversion agreement (the "Malitbog ECA")

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(subject to limitations on the total amount of liquidated damages payable by
Sumitomo). The Malitbog EPC also provides for the payment of certain liquidated damages on a per unit basis if upon completion of the facility tests do not demonstrate such unit's ability to operate at a net generating capacity of at least 74.1 MW. The liquidated damages for each generating unit are capped at 13 1/3 % of the total Malitbog EPC price. Pursuant to a reimbursement undertaking, Magma has agreed to reimburse Sumitomo for draws, if any, by PNOC-EDC on the construction bond provided by Sumitomo on behalf of Magma in excess of the liquidated damage amounts provided in the Malitbog EPC.

   Sumitomo is one of the principal trading and investment companies in Japan, and has built power plants around the world, often on a turnkey basis. As of October 20, 1994, Sumitomo had a credit rating of "Aa3" from Moody's Investors Service, Inc. ("Moody's"). The Malitbog EPC requires Sumitomo to provide engineering, procurement, construction, start-up and testing services with respect to the facility.

   Construction of the facility has begun, with commercial operation of unit 1 scheduled to commence in July 1996, and commercial operation of unit 2 and unit 3 scheduled to commence in July 1997.

   The terms of the Malitbog ECA, executed on September 10, 1993, are substantially similar to those of the Upper Mahiao ECA. The Malitbog ECA provides for a two-phase construction period, of three identical 77 gross MW. The cooperation period is ten years from the completion of unit 3. At the end of the cooperation period, the facility will be transferred to PNOC-EDC at no cost. All of PNOC-EDC's obligations under the Malitbog ECA are supported by the Government of the Philippines through a performance undertaking. The capacity fees are 100% of total revenues and there is no energy fee.

PROJECTS IN DEVELOPMENT

   Casecnan. In November 1994, the Company signed a "Project Agreement" with the Philippine National Irrigation Administration ("NIA") to develop an estimated $320 million combined irrigation and hydroelectric power generation project (the "Casecnan Multipurpose Project"). Such Project will deliver excess water from the Casecnan and Denip (Cagayan) watershed in Northern Luzon to the Pampanga watershed and the Pantabangan Reservoir for irrigation use in the Central Luzon Valley. The Casecnan Multipurpose Project, which has satisfied the requirements for an unsolicited proposal under the amended BOT law, will also provide 140 MW of net electric generation capacity to the Luzon grid.

   The project agreement is structured as a build, operate and transfer agreement under which NIA will supply the water for the Project and provides for a 20-year cooperation period with significant "take-or-pay" obligations for water and electricity. At the end of the 20-year cooperation period, the Casecnan Multipurpose Project will be transferred to NIA at no cost. The Company anticipates commencing construction in 1995.

   Completion of such Project remains subject to a number of significant uncertainties, including arranging financing, obtaining certain required permits and licenses and completing construction, none of which can be assured.

   Alto Peak. The Alto Peak Project is a smaller geothermal project in the same general area of Leyte as the Upper Mahiao, Mahanagdong and Malitbog Projects. Magma and PNOC-EDC have executed a 70 MW net Energy Conversion Agreement, dated May 7, 1994. The general terms and conditions are similar to the Malitbog ECA. However, the plant design has not been initiated as PNOC-EDC has not finalized the steam conditions (pressure, composition and ph), as PNOC-EDC is still drilling and testing the geothermal wells that will supply steam to such project. Consequently, Magma has not commenced financing arrangements for the Alto Peak Project.

   INDONESIA. Indonesia, which has the world's fourth largest population, has experienced rapid growth in electricity demand. The Company believes that load growth has exceeded 13% since 1980. Furthermore, the Company believes that rapid expansion in industrial growth has created a backlog of unconnected industrial users in excess of 4,000 MW. In its sixth five-year plan, the Indonesian government has called for the addition of 12,000 MW of additional generating capacity by 1999. The long range plan calls for an additional 15,000 MW to be added by the year 2004. The plans call for approximately 75% of this capacity to be added by independent power producers. Although Indonesia is a member of OPEC

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and is also the world's largest exporter of liquified natural gas, the
Government of Indonesia has announced that it wishes to maintain sufficient amounts of oil for export, which will require a shift to coal fired generation and the use of other energy sources, such as geothermal.

   It is estimated that Indonesia has sufficient geothermal steam potential to generate 16,000 MW, centered in the Java and Sumatra areas (the two most populous of the 13,000 islands in Indonesia). To date, less than 150 MW of geothermal facilities have been commissioned, as the Government of Indonesia was not encouraging the development of geothermal energy.

   The Indonesian state-owned utility, has recently been converted to a limited liability company, P.T. PLN (Persero) ("PLN"), as a first step toward the privatization of its two largest generating subsidiaries. The main objective of Indonesia's electric energy policy has been to secure a continuity of supply at reasonable rates for households (more than 50% of which have been reported to have no power) and to minimize the utilization of hydrocarbons. Rural electrification will remain an important component of the energy policy as PLN is targeting the addition of 2 million customers a year.

   Indonesia is rated "Baa3" by Moody's and "BBB-" by Standard & Poor's Ratings Group ("S&P"). The Company believes that Indonesia represents an attractive development opportunity, as it combines growing power needs with ample geothermal resources and creditworthy contract parties.

                  MAP OF INDONESIA AND NEIGHBORING COUNTRIES

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   The following is a summary description of certain information concerning the Company's projects in Indonesia. Since these projects are still in development, however, there can be no assurance that this information will not change materially over time. In addition, there can be no assurance that development efforts on any particular project, or the Company's efforts generally, will be successful.

   Dieng. On December 2, 1994, a subsidiary of the Company executed a joint operation contract (the "Dieng JOC") for the development of the geothermal steam field and geothermal power facilities at the Dieng geothermal field, located in Central Java (the "Dieng Project") with Perusahaan Pertambangan Minyak Dan Gas Bumi Negara ("Pertamina"), the Indonesian national oil company, and executed a "take-or-pay" energy sales contract (the "Dieng ESC") with both Pertamina and PLN, the Indonesian national electric utility.

   A subsidiary of the Company has entered into a joint development agreement with P.T. Himpurna Enersindo Abadi ("P.T. HEA"), its Indonesian partner, which is a subsidiary of Himpurna, an association of Indonesian military veterans, whereby the Company and P.T. HEA have agreed to work together on an exclusive basis to develop the Dieng Project (the "Dieng Joint Venture"). The Dieng Joint Venture is structured with subsidiaries of the Company having a minimum 47% interest, subsidiaries of PKS having the option to take a 47% interest and P.T. HEA having a 6% interest in the Dieng Project.

   Pursuant to the Dieng JOC and ESC, Pertamina will grant to the Dieng Joint Venture the geothermal field and the wells and other facilities presently located thereon and the Dieng Joint Venture will build, own and operate power production units with an aggregate capacity of up to 400 MW. The Dieng Joint Venture will accept the field operation responsibility for developing and supplying the geothermal steam and fluids required to operate the plants. The Dieng JOC is structured as a build own transfer agreement and will expire (subject to extension by mutual agreement) on the date which is the later of
(i) 42 years following effectiveness of the Dieng JOC and (ii) 30 years following the date of commencement of commercial generation of the final unit completed. Upon the expiration of the proposed Dieng JOC, all facilities will be transferred to Pertamina at no cost. The Dieng Joint Venture is required to pay Pertamina a production allowance equal to three percent of the Dieng Joint Venture's net operating income from the Dieng Project, plus a further amount based upon the negotiated value of existing Pertamina geothermal production facilities that the Company expects will be made available by Pertamina.

   Pursuant to the Dieng ESC, PLN agreed to purchase and pay for all of the Project's capacity and energy output on a "take or pay" basis regardless of PLN's ability to accept such energy made available from the Dieng Project for a term equal to that of the Dieng JOC. The price paid for electricity includes a base energy price per kWh multiplied by the number of kWhs the plants deliver or are "capable of delivering," whichever is greater. Energy price payments are also subject to adjustment for inflation. PLN will also pay a capacity payment based on plant capacity. All such payments are payable in U.S. dollars.

   The Company presently intends to begin well testing by the second quarter of 1995 and to commence construction of an initial 55 MW unit in the 4th quarter of 1995, and then to proceed on a modular basis with construction of three additional units to follow shortly thereafter, resulting in an aggregate first phase net capacity at this site of 220 MW. The Company estimates that the total project cost of these units will be approximately $450 million. The next phase is expected to expand the total capacity to 400 MW. The cost of the full Dieng Project is estimated to approximate $1 billion. The Company anticipates a consortium consisting of KCG and BHCO will submit a proposal for the design and construction of the Dieng Project, and that the Company, through a subsidiary, will be responsible for operating and managing the Dieng Project.

   The Dieng field has been explored domestically for over 20 years and BHCO has been active in the area for more than five years. Pertamina has drilled a total of 27 wells to date. The Company has a significant amount of data, which it believes to be reliable as to the production capacity of the field. However, a number of significant steps, both financial and operational, must be completed before the Dieng Project can proceed further. These steps, none of which can be assured, include obtaining required regulatory permits and approvals, completing the well testing, entering into a construction agreement and other project contracts, and arranging financing.

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   Patuha. The Company is also developing a geothermal power plant with respect to the Patuha geothermal field in Java, Indonesia (the "Patuha Project"). The Company has entered into a joint venture (the "Patuha Joint Venture") for Patuha with P.T. Enerindo Supra Abadi ("P.T. ESA"), an Indonesian company. P.T. ESA is an affiliate of the Bukaka Group, which has extensive experience in general construction, fabrication and electrical transmission construction in Indonesia. In exchange for project development services, P.T. ESA will receive a 10% equity interest in the Patuha Project with an option to acquire an additional 20% interest for cash upon the satisfaction of certain conditions. Subject to the exercise of that option, subsidiaries of the Company will have a 45% interest and subsidiaries of PKS will have the option to take a 45% interest in the Patuha Project.

   On December 2, 1994, the Patuha Joint Venture executed both a joint operation contract and an energy sales contract, each of which currently contains terms substantially similar to those described above for the Dieng Project. The Patuha Joint Venture intends to proceed on a modular basis similar to the Dieng Project, with an aggregate capacity of up to 400 MW. The Company estimates that the total cost will be approximately $1 billion. The Company presently intends to begin well testing and further exploration in the fourth quarter of 1995 with construction of the first unit expected to begin by 1996.

   The Patuha Project remains subject to a number of significant uncertainties, as described above in connection with the Dieng Project, and there can be no assurance that the Patuha Project will proceed or reach commercial operation.

   Bali. The Company and PT Panutan Group, an Indonesian consortium of energy, oil, gas and mining companies, have formed a joint venture to pursue the development of geothermal resources in Bali (the ''Bali Project") and to obtain a power sales contract from PLN.

   The Company presently intends to develop the Bali Project and other possible projects in Indonesia using a structure similar to that contemplated for the Dieng Project.

   The Bali Project remains subject to a number of significant uncertainties, as described above for the Dieng Project, and there can be no assurance that the Company will pursue the Bali Project or that it will proceed or reach commercial operation.

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                              DOMESTIC PROJECTS

                       MAP OF THE WESTERN UNITED STATES

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                                IMAGE OMITTED:

           [Map of the Western United States with Project Locations]

             (SEE ALSO "APPENDIX FOR GRAPHICS AND IMAGE MATERIAL"
                    AFTER BACK COVER PAGE OF PROSPECTUS.)

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PROJECTS IN OPERATION

   The Coso Project. In 1979, the Company entered into a 30-year contract (the "Navy Contract") with the United States Department of the Navy (the "Navy") to develop geothermal power facilities located on approximately 5,000 acres of the Naval Air Weapons Station at China Lake, California (150 miles northeast of Los Angeles). In 1985, the Company entered into a 30-year lease (the "BLM Lease") with the United States Bureau of Land Management ("BLM") for approximately 19,000 acres of land adjacent to the land covered by the Navy Contract. The Navy Contract and the BLM Lease provide for certain royalty payments as a percentage of gross revenue and certain other formulas. The Company formed three joint ventures (the "Coso Joint Ventures") with one primary joint venture partner, Caithness Corporation ("Caithness"), to develop and construct the three facilities which comprise the Navy I project (the "Navy I Project"), the BLM project (the "BLM Project") and the Navy II project (the "Navy II Project") (collectively the "Coso Project").

   The Coso Joint Ventures are as follows: (i) Coso Finance Partners, which owns the Navy I Project (the "Navy I Partnership"), (ii) Coso Energy Developers, which owns the BLM Project (the "BLM Partnership") and (iii) Coso Power Developers, which owns the Navy II Project (the "Navy II Partnership" and, together with the Navy I Partnership and the BLM Partnership, the "Coso Partner-

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ships"). The Company holds ownership interests of approximately 46% in the
Navy I Partnership; approximately 48% in the BLM Partnership, after payout to the Company and Caithness; and 50% in the Navy II Partnership. The Company consolidates its respective share of the operating results of the Coso Partnerships into its financial statements. In addition, the Company indirectly holds rights to certain cash flows from its partners in the BLM Project, and, to a lesser extent, the Navy I Project and Navy II Project. Each of the Coso Joint Ventures is managed by a management committee which consists of two representatives from the Company and two representatives from the Company's partners. The Company operates the Coso Project, for which it receives fees from the Coso Partnerships.

   The Coso Project sells all electricity generated by the respective plants pursuant to three long-term SO4 Agreements between the Navy I Partnership, the BLM Partnership, and the Navy II Partnership, respectively, and SCE.
These SO4 Agreements provide for capacity payments, capacity bonus payments and energy payments. SCE makes fixed annual capacity payments to the Coso Partnerships, and to the extent that capacity factors exceed certain benchmarks is required to make capacity bonus payments. The price for capacity and capacity bonus payments is fixed for the life of the SO4 Agreements. Energy is sold at increasing fixed rates for the first ten years of each contract and thereafter at SCE's Avoided Cost of Energy. The fixed price periods of the SO4 Agreements extend until August 1997, March 1999 and January 2000 for each of the Navy I, BLM and Navy II Partnerships, respectively, at rates ranging from 11.0cents per kWh in 1994 to 14.6cents per kWh in 2000. The Company's share of the revenues received by the Coso Partnerships for 1993 and the first nine months of 1994 was $124.7 million and $105.2 million, respectively.

   The physical facilities used for geothermal energy production are substantially the same at the Navy I, BLM and Navy II Projects.

   The Navy I Project. The geothermal resource for the Navy I Project currently is produced from approximately 32 wells. The Navy I Project consists of three turbine generators, each with approximately 32 MW of electrical generating capacity. The Navy I Project has an aggregate gross electrical generating capacity of approximately 96 MW. Based on an assumed net capacity of 80 MW, the Navy I Project operated at an average operating capacity factor of 99.8% in 1992, 111.2% in 1993 and 114.6% in the first nine months of 1994.

   The BLM Project. The BLM Project's geothermal resource currently is produced from approximately 20 wells. The BLM Project consists of three turbine generators. Two of these turbine generators are located at the BLM East site in a dual flash system, each with a nameplate capacity of 29 MW; and one is located at the BLM West site in a single flash system, with a nameplate capacity of 29 MW. The BLM Project has an aggregate gross electrical generating capacity of approximately 96 MW. Based on an assumed capacity of 80 MW, the BLM Project operated at an average operating capacity factor of 87.2% in 1992, 98.1% in 1993, and 98.5% in the first nine months of 1994.

   The Navy II Project. The geothermal resource for the Navy II Project currently is produced from approximately 25 wells. The Navy II Project consists of three individual turbine generators, each with approximately 32 MW of electrical generating capacity. The Navy II Project has an aggregate gross electrical capacity of approximately 96 MW. Based on an assumed net capacity of 80 MW, the Navy II Project operated at an average operating capacity factor of 98.1% in 1992, 102.6% in 1993, and 103.5% in the first nine months of 1994.

   In December 1992, the Coso Joint Ventures refinanced the existing bank debt on the Coso Project with the proceeds of the sale of approximately $560 million in non-recourse senior secured notes (the "Notes") in a private placement pursuant to Rule 144A under the Securities Act. The Notes were issued by Coso Funding Corp. ("Coso Funding"), a corporation owned by the Coso Joint Ventures and formed exclusively for the purpose of issuing the Notes. Coso Funding lent the Coso Joint Ventures substantially all of the net proceeds of the sale of the Notes. At the time of their issuance, the Notes were rated "Baa3" by Moody's, "BBB-" by S&P and "BBB" by Duff & Phelps Credit Rating Co., all investment grade ratings. The outstanding balance of the Notes on September 30, 1994 was $483.5 million with a remaining average life of 3.5 years, and the average interest rate on the Notes for the nine months ending on the same date was 8.07%. The obligations of each Coso Partnership under the loans from Coso Funding are

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non-recourse to the Company. Coso Funding may look solely to each Coso
Partnership's pledged assets for satisfaction of such Coso Partnership's loan. In addition, the loans are cross-collateralized by certain support loans only to the extent of the other Coso Joint Ventures' available cash flow and, under certain circumstances, the debt service reserve funds, and not as to other assets.

   Salton Sea Known Geothermal Resource Area Projects. Magma acquired three geothermal power plants which comprise the Salton Sea I project (the "Salton Sea I Project"), the Salton Sea II project (the "Salton Sea II Project") and the Salton Sea III project (the "Salton Sea III Project") (collectively, the "Salton Sea Projects") and all related wellfield, land and other related assets in March 1993 from Union Oil Company of California. Each of the Vulcan, Hoch (Del Ranch), Elmore and Leathers projects (the "Vulcan Project," the "Hoch (Del Ranch) Project," the "Elmore Project" and the "Leathers Project," respectively, and collectively, the "Partnership Projects") is owned by an equal partnership (the "Vulcan Partnership," the "Del Ranch Parthership," the "Elmore Partnership" and the "Leathers Partnership," respectively, and collectively, the "Partnerships") between Magma and a subsidiary of Mission Energy, a wholly owned subsidiary of SCE. In the case of the Vulcan Project, the Vulcan Partnership owns certain geothermal resources supplying the Vulcan Project plant. In the case of the other three Partnership Project plants, Magma owns the geothermal resources and receives royalty payments from the Del Ranch, Elmore and Leathers Partnerships. In the first nine months of 1994, such royalties together with the royalties from the East Mesa Plant and Mammoth Plants (as defined below) totaled $15.1 million. Magma's share of the aggregate electricity revenues received by the Salton Sea Projects and the Partnerships for the first nine months of 1994 was $124.1 million. In each case, a subsidiary of Magma is the managing general partner, and Magma consolidates one-half of the operating results of each Partnership Project plant into its financial statements. A subsidiary of Magma operates each of the Salton Sea Project plants and the Partnership Project plants.

   The Salton Sea Projects operated at a combined contract nameplate factor (excluding scheduled maintenance hours) of 94.1% in the nine months ended December 31, 1993 and 90.8% in the first nine months of 1994. The Partnership Projects operated at a combined contract nameplate factor of 100.7% in 1993 and 105.0% in the first nine months in 1994.

   Vulcan. The Vulcan Project sells electricity to SCE under a 30-year SO4 Agreement that commenced on February 10, 1986. The Vulcan Project has a contract capacity and contract nameplate of 29.5 MW and 34 MW, respectively. Under the SO4 Agreement, SCE is obligated to pay the Vulcan Project a capacity payment, a capacity bonus payment and an energy payment.

   The price for contract capacity payments is fixed for the life of such SO4 Agreement. The as-available capacity price is based on a payment schedule as approved by the CPUC from time to time. The contract energy payment increases each year for the first ten years, which period expires on February 9, 1996. Thereafter, the energy payments will be based on SCE's Avoided Cost of Energy. The energy payment per kWh is 10.9cents for 1994, 11.8cents for 1995 and 12.6cents for 1996. The Vulcan Project is unleveraged.

   Hoch (Del Ranch). The Hoch (Del Ranch) Project sells electricity to SCE under a 30-year SO4 Agreement that commenced on January 1, 1989. The contract capacity and contract nameplate are 34 MW and 38 MW, respectively. The provisions of such SO4 Agreement are substantially the same as the SO4 Agreement with respect to the Vulcan Project.

   The price for contract capacity payment is fixed for the life of the SO4 Agreement. The energy payments per kWh for the first ten-year period, which expires on December 31, 1998, are fixed at rates ranging from 10.9cents for 1994 to 14.6cents for 1998. Thereafter, the energy payments will be based on SCE's Avoided Cost of Energy.

   The Del Ranch Partnership entered into a $66 million secured credit facility with commercial banks in March 1988. The final maturity date of the term loans is September 15, 2001. The secured credit agreement was amended to allow for the issuance of commercial paper and medium-term notes supported by a letter of credit as an alternative to borrowing directly from the banks.

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   Elmore. The Elmore Project sells electricity to SCE under a 30-year SO4
Agreement that commenced on January 1, 1989. The contract capacity and contract nameplate are 34 MW and 38 MW, respectively. The provisions of such SO4 Agreement are substantially the same as the SO4 Agreement with respect to the Vulcan Project.

   The price for contract capacity payments is fixed for the life of the SO4 Agreement. The energy payments per kWh for the first ten-year period, which expires on December 31, 1998, are fixed at rates ranging from 10.9cents in 1994 to 14.6cents in 1998. Thereafter, the energy payments will be based on SCE's Avoided Cost of Energy.

   The Elmore Partnership entered into a $66 million secured credit facility with commercial banks in March 1988. The final maturity date of the term loans is September 15, 2001. The secured credit agreement was amended and restated on April 18, 1990 to allow for the issuance of commercial paper and medium-term notes supported by a letter of credit as an alternative to borrowing directly from the banks.

   Leathers. The Leathers Project sells electricity to SCE pursuant to a 30-year SO4 Agreement that commenced on January 1, 1990. The contract capacity and contract nameplate are 34 MW and 38 MW, respectively. The provisions of such SO4 Agreement are substantially the same as the SO4 Agreement with respect to the Vulcan Project.

   The price for contract capacity payments is fixed for the life of the SO4 Agreement. The energy payments per kWh for the first ten-year period, which expires on December 31, 1999, are fixed at rates ranging from 10.9cents in 1994 to 15.6cents in 1999. Thereafter, the energy payments are based on SCE's Avoided Cost of Energy.

   The Leathers Partnership entered into an $82 million secured credit facility with commercial banks in March 1988. The final maturity date of the term loans is September 15, 2002. The secured credit agreement was amended to allow for the issuance of commercial paper and medium-term notes supported by a letter of credit as an alternative to borrowing directly from the banks.

   Salton Sea I Project. The Salton Sea I Project sells electricity to SCE pursuant to a 30-year negotiated power purchase agreement, as amended (the "Salton Sea I PPA"), which provides for capacity and energy payments. The initial contract capacity and contract nameplate are each 10 MW. The Salton Sea I Project may add subsequent increments of contract capacity (subject to notification requirements) the sum of which may not exceed 20 MW (the ''Salton Sea I Project Expansion"). See "--Projects in Development-Fish Lake/Salton Sea I Expansion."

   The capacity payment is based on the firm capacity price which is currently $123.61/kW-year. The contract capacity payment adjusts quarterly based on a basket of energy indices for the term of the Salton Sea I PPA. The energy payment is calculated using a Base Price (defined as the initial value of the energy payment (4.701cents per kWh for the second quarter of 1992)), which is subject to quarterly adjustments based on a basket of indices. The time period weighted average energy payment for Unit 1 was 4.8cents per kWh during 1993. As the Salton Sea I PPA is not an SO4 Agreement, the energy payments do not revert to SCE's Avoided Cost of Energy.

   Salton Sea II Project. The Salton Sea II Project sells electricity to SCE pursuant to a 30-year modified SO4 Agreement that commenced on April 15, 1990. The contract capacity and contract nameplate are 15MW and 18 MW, respectively. The contract requires SCE to make capacity payments, capacity bonus payments and energy payments. The price for contract capacity and contract capacity bonus payments is fixed for the life of the modified SO4 Agreement. The energy payments for the first ten-year period, which period expires on April 4, 2000, are levelized at a time period weighted average of 10.6cents per kWh. Thereafter, the monthly energy payments will be SCE's Avoided Cost of Energy. For the period April 1, 1994 through March 31, 2004, SCE is entitled to receive, at no cost, 5% of all energy delivered in excess of 80% of contract capacity.

                               35

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   Salton Sea III Project. The Salton Sea III Project sells electricity to
SCE pursuant to a 30-year modified SO4 Agreement. The contract capacity is
47.5 MW and the contract nameplate is 50 MW. The SO4 Agreement requires SCE to make capacity payments, capacity bonus payments and energy payments for the life of the SO4 Agreement. The price for contract capacity payments is fixed. The energy payments for the first ten-year period, which period expires on February 13, 1999, are levelized at a time period weighted average of 9.8cents per kWh. Thereafter, the monthly energy payments will be SCE's Avoided Cost of Energy.

   The partnerships that own the Salton Sea Projects (the "Salton Sea Partnerships") are parties to a secured credit facility with commercial banks. The agreement provides for a $130 million term loan broken into two tranches, (i) tranche A (covers Units 1 and 2) in the original principal amount of $37 million with a final maturity date of March 15, 2000 and (ii) tranche B (covers Unit 3) in the original principal amount of $93 million with a final maturity date of January 31, 1999. In addition, the agreement provides for a renewable working capital loan in the aggregate principal amount of $5 million with an initial maturity date of February 27, 1995.

   Yuma. During 1992, the Company acquired a development stage 50 MW natural gas-fired cogeneration project in Yuma, Arizona (the "Yuma Project"). The Yuma Project is designed to be a QF under PURPA and to provide 50 MW of electricity to San Diego Gas & Electric Company ("SDG&E") under an existing 30-year power purchase contract. The electricity is sold at SDG&E's Avoided Cost of Energy. The power is wheeled to SDG&E over transmission lines constructed and owned by Arizona Public Service Company ("APS"). An agreement for interconnection and a firm transmission service agreement have been executed between APS and the Yuma Project entity and have been accepted for filing by the Federal Energy Regulatory Commission ("FERC").

   The Yuma Project commenced commercial operation in May 1994. The project entity has executed steam sales contracts with an adjacent industrial entity to act as its thermal host in order to maintain its status as a QF, which is a requirement of its SDG&E contract. Since the industrial entity has the right under its contract to terminate the agreement upon one year's notice if a change in its technology eliminates its need for steam, and in any case to terminate the agreement at any time upon three years notice, there can be no assurance that the Yuma Project will maintain its status as a QF. However, if the industrial entity terminates the agreement, the Company anticipates that it will be able to locate an alternative thermal host in order to maintain its status as a QF or build a greenhouse at the site for which the Company believes it would obtain QF status. A natural gas supply and transportation agreement has been executed with Southwest Gas Corporation, terminable under certain circumstances by the Company and Southwest Gas Corporation. The Yuma Project is unleveraged other than intercompany debt.

   Roosevelt Hot Springs. The Company operates and owns an approximately 70% interest in a 25MW geothermal steam field which supplies geothermal steam to a power plant owned by Utah Power & Light Company ("UP&L") located on the Roosevelt Hot Springs property under a 30-year steam sales contract. The Company obtained approximately $20.3 million of cash under a pre-sale agreement with UP&L whereby UP&L paid in advance for the steam produced by the steam field. The Company must make certain penalty payments to UP&L if the steam produced does not meet certain quantity and quality requirements.

   Desert Peak. The Company is the owner and operator of a 10 MW geothermal plant at Desert Peak, Nevada that is currently selling electricity to Sierra Pacific Power Company under a power sales contract that expires December 31, 1995 and that may be extended on a year-to-year basis as agreed by the parties. The price for electricity under this contract is 6.3cents per kWh, comprising an energy payment of 1.8cents per kWh (which is adjustable pursuant to an inflation-based index) and a capacity payment of 4.5cents per kWh. The Company is currently negotiating the terms of an extension to this contract.

   Mammoth Plants. Magma receives royalty revenues from a 10 MW and a 12 MW contract nameplate geothermal power plant (the "First Mammoth Plant" and the "Second Mammoth Plant", respectively, and referred to herein, collectively, as the "Mammoth Plants") at Mammoth Lakes, California. Electricity from the Mammoth Plants is sold to SCE under two long-term power purchase agreements. The First Mammoth Plant and the Second Mammoth Plant began commercial operation in

                               36

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

1985 and 1991, respectively. Magma leases both property and geothermal resources to support the Mammoth Plants in return for certain base royalty and bonus royalty payments. For the First Mammoth Plant and the Second Mammoth Plant, the base royalty is 12.5% and 12%, respectively, of gross electricity sales revenues. The bonus royalty for the Mammoth Plants is 50% of the excess of annual gross electricity sales revenues over an annual revenue standard based on the Mammoth Plants operating at 85% of contract capacity.

   The East Mesa Plant. Magma also receives royalty revenues from a 37 MW contract nameplate geothermal power plant (with two units) at East Mesa in Imperial Valley, California (the "East Mesa Plant"). Electricity from the plant is sold to SCE pursuant to two SO4 Agreements formerly held by Magma, and Magma is entitled to receive a senior payment of 4% of gross electricity sales revenues and a junior payment of 10% of gross electricity sales revenues. To date, such junior payment has not been received. Since 1992, Magma recognized the accrued junior payments as royalty income.

PROJECTS IN DEVELOPMENT

   The BRPU Process. Magma is seeking new long-term final standard offer no. 4 power purchase agreements in southern California through the bidding process adopted by the CPUC under its 1992 Biennial Resource Plan Update ("BRPU"). In its 1992 BRPU, the CPUC cited the need for an additional 9,600 MW of power production through 1999 among California's three investor-owned utilities, SCE, SDG&E and Pacific Gas and Electric Company (collectively, the "IOUs"). Of this amount, 275 MW was set aside for bidding by independent power producers (such as Magma) utilizing renewable resources. Pursuant to an order of the CPUC dated June 22, 1994 (confirmed on December 21, 1994), Magma was awarded 163 MW for sale to SCE and SDG&E, with in-service dates in 1997 and 1998. However, the IOUs may continue to challenge the order and there can be no assurance that power sales contracts will be executed or that any such projects will be completed.

   Fish Lake/Salton Sea I Expansion. The Salton Sea I Project has an option to supply an additional 20 MW of power to SCE under the Salton Sea I PPA. Magma, through its wholly-owned subsidiary, Fish Lake Power Company, acquired in 1992 a modified ISO4 power purchase agreement (the "Fish Lake ISO4") to supply electric power to SCE from a 16 MW geothermal power plant proposed to be built at Fish Lake in Esmeralda County, Nevada (the "Fish Lake Project").

   The Fish Lake ISO4 is a 30-year contract providing for a contract capacity of 14 MW and a contract nameplate of 16 MW. The contract capacity payment under the Fish Lake ISO4 is levelized in the contract for the full 30-year term of the contract at $180 per kW-year. The capacity portion (plus bonus capacity) of such revenues is levelized at approximately 2.5cents per kWh for 30 years (assuming a 90% nameplate capacity factor). The energy payment thereunder is fixed for the first ten years starting at 10.2cents per kWh in 1996 and escalates at an average annual rate of 3.9%. For years 11 through 15, such energy payment is set at SCE's Avoided Cost of Energy, plus an additional specified amount which decreases each year. For the last 15 years of the Fish Lake ISO4, the energy payment will be based on SCE's Avoided Cost of Energy.

   On November 29, 1994, SCE filed an application with the CPUC seeking approval for the proposed restructuring of (i) the Salton Sea I PPA and (ii) the Fish Lake ISO4, whereby the Fish Lake Project would not be developed at its present site in Nevada's Fish Lake Valley and instead would be developed under an amended and restated 30-year power purchase agreement (the "Amended PPA") in conjunction with the Salton Sea I PPA.

   If approved, the Amended PPA will consolidate the Salton Sea I Project Expansion with the Fish Lake Project. The Amended PPA also would reduce the price for contract capacity payments to $158/kW-year and would alter the energy payment schedule to commence in 1996 at 8.8cents per kWh.

   Newberry. Under a Bonneville Power Administration ("BPA") geothermal pilot program, the Company is developing a 30 MW net geothermal project within the Newberry known geothermal resource area of Deschutes County, Oregon (the "Newberry Project"). Pursuant to two power sales contracts executed in September 1994, after the final environmental impact statement for the Newberry Project was issued, the Company has agreed to sell 20 MW to BPA and 10 MW to Eugene Water and

                               37

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Electric Board ("EWEB") from the Newberry Project. In addition, BPA and EWEB together have an option to purchase up to an additional 100 MW of production from the Newberry Project under certain circumstances. In a public-private development effort, the Company is responsible for development, permitting, financing, construction and operation of the project (which will be 100% owned by the Company), while EWEB will cooperate in the development efforts by providing assistance with government and community affairs and sharing in the development costs (up to 30%). The Newberry Project is currently expected to commence commercial operation in 1997. The power sales contracts provide that under certain circumstances the contracts may be utilized at an alternative location. Completion of the Newberry Project is subject to a number of significant uncertainties and cannot be assured.

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                          CERTAIN TAX CONSIDERATIONS

   The following is a discussion, based upon present law, of certain U.S. federal income and estate tax consequences to U.S. Holders and Non-U.S. Holders of owning and disposing of shares of Common Stock. The term "U.S. Holder" means a citizen (and, under certain circumstances, a former citizen) or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to U.S. federal income taxation, regardless of its source, and the term "Non-U.S. Holder" means any person who is not a U.S. Holder.

   This discussion does not deal with all aspects of U.S. federal income and estate taxation that may be relevant to holders of the shares of Common Stock and does not deal with tax consequences arising under the laws of any foreign, state or local jurisdiction. This discussion assumes that each holder holds the shares of Common Stock as capital assets and that any amounts received by a Non-U.S. Holder with respect to the shares of Common Stock are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States. Each prospective holder is advised to consult its own tax adviser with respect to current and possible future tax consequences of acquiring, holding and disposing of the shares of Common Stock.

U.S. HOLDERS

   Disposition of Shares of Common Stock. In general, the U.S. Holder of the shares of Common Stock will recognize capital gain or loss upon the sale or other disposition of shares of Common Stock measured by the difference between the amount realized and the U.S. Holder's tax basis in the shares of Common Stock. The gain or loss on such disposition of shares of Common Stock will be long-term capital gain or loss if the shares of Common Stock have been held for more than one year at the time of such disposition.

   Dividends. Distributions on shares of Common Stock will constitute dividends for U.S. federal income tax purposes to the extent of current or accumulated earnings and profits of the Company as determined under U.S. federal income tax principles. Such dividends will be subject to U.S. federal income taxation in the hands of U.S. Holders of shares of Common Stock under rules generally applicable to dividends received from U.S. corporations. For example, such dividends paid to U.S. Holders that are U.S. corporations may qualify for the 70% dividends-received deduction permitted by Section 243 of the Internal Revenue Code of 1986 (the "Code"). Individuals, partnerships, trusts, and certain corporations, including certain foreign corporations, are not entitled to the dividends-received deduction.

NON-U.S. HOLDERS

   Gain on Disposition of Shares of Common Stock. A Non-U.S. Holder will not be subject to U.S. federal income tax by withholding or otherwise on any gain realized upon the disposition of shares of Common Stock unless (i) in the case of a Non-U.S. Holder who is an individual, such Non-U.S. Holder is present in the U.S. for a period or periods aggregating 183 days or more during the taxable year of the disposition but is still not a resident of the U.S. and either (a) the Non-U.S. Holder has a "tax home" (within the meaning of the Code) in the U.S. (unless such gain is attributable to a fixed place of business in a foreign country maintained by such individual and has been; subject to foreign tax of at least 10%) or (b) the gain is attributable to an office or other fixed place of business maintained by the Non-U.S. Holder in the U.S., or (ii) the Company is or has been a "United States real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of such disposition or such Non-U.S. Holder's holding period, and no treaty exception is applicable, and either (a) at any point in time during such period the Non-U.S. Holder has held, directly or indirectly, more than 5% of the Common Stock or (b) the Common Stock is not "regularly traded" on an established securities market in the U.S., within the meaning of Temporary Treasury Regulation Section 1.897-9T(d). If clause (ii) is applicable, a withholding tax will apply (generally at a rate of 10% of the gross proceeds of any such sale or other disposition). Any amount withheld pursuant to these rules will be creditable against such Non-U.S. Holder's U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund upon furnishing the required information to the Internal Revenue Service.

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   Dividends. Generally, any distribution on shares of Common Stock to a
Non-U.S. Holder will be subject to U.S. federal income tax withholding at a rate of 30% of the amount of the distribution, or at a lesser applicable treaty rate. Under current Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of such country for purposes of determining the applicability of a treaty rate unless the Company has definite knowledge that such presumption is not warranted or an applicable tax treaty requires some other method for determining a Non-U.S. Holder's residence.

   To the extent, if any, that a distribution to a Non-U.S. Holder is treated as a tax-free return of capital or as a capital gain (see "U.S. Holders--Dividends" above), the Company nevertheless intends to withhold U.S. federal income tax at the 30% or lesser applicable treaty rate. In such event, the Non-U.S. Holder is entitled to apply for a refund of such withheld amounts by filing Form 1040NR or Form 1120F with the Internal Revenue Service. To the extent that the distribution is treated as a capital gain, however, it will be subject to the same rules as applicable to gains realized on the disposition of Common Stock (see "Gains on Disposition of Shares of Common Stock"), and therefore a refund may not be granted.

   Estate Tax. Shares of Common Stock held at the time of death (or previously transferred subject to certain retained rights or powers) by an individual holder, who at such time was not a citizen or resident of the U.S., will be subject to U.S. federal estate tax, except as otherwise provided by an applicable estate tax treaty.

INFORMATION REPORTING AND BACKUP WITHHOLDING

   In addition to the withholding rules described above, interest, dividends, distributions, and payments of proceeds from the disposition by certain non-corporate holders of shares of Common Stock may be subject to backup withholding at a rate of 31%. Such a U.S. Holder generally will be subject to backup withholding at a rate of 31% unless the recipient of such payment supplies an accurate taxpayer identification number, as well as certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. Any amount withheld under backup withholding is allowable as a credit against the U.S. Holder's federal income tax, upon furnishing the required information.

   Under temporary and proposed U.S. Treasury regulations, backup withholding will not apply to dividends paid on shares of Common Stock to a Non-U.S. Holder. Generally, the payor of the dividends may rely on the payee's address outside the U.S. in determining that such payee is a Non-U.S. Holder. The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amounts of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These information reporting requirements apply regardless of whether withholding was reduced by an applicable tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities in the country in which the Non-U.S. Holder resides. The payment of the proceeds of the disposition of shares of Common Stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding at a rate of 31% unless the owner certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The proceeds of the disposition by a Non-U.S. Holder of shares of Common Stock to or through a foreign office of a broker will not be subject to backup withholding. However, if such broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, or a foreign person 50% or more of whose gross income from all sources for a specified three-year period is from activities that are effectively connected with a U.S. trade or business, information reporting will apply unless such broker has documentary evidence in its files of the owner's status as a Non-U.S. Holder and has no actual knowledge to the contrary.

   Holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situation and the availability of an exemption therefrom, and the procedures for obtaining any such exemption.

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

                                 UNDERWRITING

   Under the terms and subject to the conditions contained in the
Underwriting Agreement, dated          , 1995 (the "U.S. Underwriting
Agreement"), the Underwriters named below (the "U.S. Underwriters"), for whom CS First Boston Corporation, Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation, C.J. Lawrence/Deutsche Bank Securities Corporation and Lehman Brothers Inc., are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Company the following respective numbers of U.S. Shares:

                                                        NUMBER OF
    UNDERWRITERS                                         SHARES
- ----------------------------------------------------  -----------
CS First Boston Corporation .........................
Bear, Stearns & Co. Inc. ............................
Donaldson, Lufkin & Jenrette Securities Corporation
C.J. Lawrence/Deutsche Bank Securities Corporation  .
Lehman Brothers Inc. ................................

                                                      -----------
  Total ............................................. 11,170,000
                                                      ===========

   The U.S. Underwriting Agreement provides that the obligations of the U.S. Underwriters are subject to certain conditions precedent and that the U.S. Underwriters will be obligated to purchase all the U.S. Shares if any are purchased.

   The U.S. Underwriting Agreement provides that, in the event of a default by a U.S. Underwriter, in certain circumstances the purchase commitments of non-defaulting U.S. Underwriters may be increased or the U.S. Underwriting Agreement may be terminated.

   The Company has entered into a Subscription Agreement (the "Subscription Agreement") with the Managers of the International Offering (the "Managers") providing for the concurrent offer and sale of the International Shares outside the United States. The closing of the U.S. Offering and the closing of the International Offering are each conditional on the other.

   The Company has granted to the U.S. Underwriters and the Managers an option, exercisable by CS First Boston Corporation, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 2,275,000 additional shares at the public offering price, less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the Shares offered hereby. To the extent that this option to purchase is exercised, each U.S. Underwriter and each Manager will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares being sold to the U.S. Underwriters and the Managers as the number of U.S. Shares set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of U.S. Shares in such table and as the number set forth next to such Manager's name in the corresponding table in the Prospectus relating to the International Offering bears to the total number of International Shares in such table.


   The Company has been advised by the Representatives that the U.S. Underwriters propose to offer the U.S. Shares in the United States and Canada to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers
at such price less a concession of $      per share, and the U.S.
Underwriters and such dealers may allow a discount of $      per share on
sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the U.S. Underwriters. Gleacher & Co., Inc. ("Gleacher") has provided financial advisory services to the Company in connection with the Magma

Acquisition and the Offering including, with respect to the Offering, participation in the selection of the underwriters and the negotiation of the underwriting documents. In addition, Gleacher has advised the Company regarding the pricing of the Offering and related marketing issues. Gleacher is also expected to participate as a dealer in the sale of the Shares in the Offering. In addition to its fees for advisory services rendered in connection with the Magma Acquisition and any selling commissions to which it may be entitled in the Offering, Gleacher received a $100,000 fee from the Company upon the filing of the Registration Statement with the Commission, will receive out of the gross underwriting discounts and commissions (as set forth on the cover page of this Prospectus) a fee in the amount of 20% of the underwriting fee and will receive from the Company an incentive fee upon the closing of the Offering (not to exceed $1,500,000) tied to a formula relating to the Price to Public and PKS (as set forth on the cover page of this Prospectus).

   The public offering price, the aggregate underwriting discounts and commissions per share and per share concession and discount to dealers for the U.S. Offering and the concurrent International Offering will be identical. Pursuant to an Agreement between the U.S. Underwriters and Managers (the "Intersyndicate Agreement") relating to the Offering, changes in the public offering price, concession and discount to dealers will be made only upon the mutual agreement of CS First Boston Corporation, as representative of the U.S. Underwriters, and CS First Boston Limited ("CSFBL"), on behalf of the Managers.

   Pursuant to the Intersyndicate Agreement, each of the U.S. Underwriters has agreed that, as part of the distribution of the U.S. Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock to any person outside the United States or Canada or to any other dealer who does not so agree. Each of the Managers has agreed or will agree that, as part of the distribution of the International Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock in the United States or Canada or to any other dealer who does not so agree. The foregoing limitations do not apply to stabilization transactions or to transactions between the U.S. Underwriters and the Managers pursuant to the Intersyndicate Agreement. As used herein, "United States" means the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction, "Canada" means Canada, its provinces, its territories, possessions and other areas subject to its jurisdiction, and an offer or sale shall be in the United States or Canada (i) any individual resident in the United States or Canada or (ii) any corporation, partnership, pension, profit-sharing or other trust or other entity (including any such entity acting as an investment adviser with discretionary authority) whose office most directly involved with the purchase is located in the United States or Canada.

   Pursuant to the Intersyndicate Agreement, sales may be made between the U.S. Underwriters and the Managers of such number of shares of Common Stock as may be mutually agreed upon. The price of any shares so sold will be the public offering price, less such amount as may be mutually agreed upon by CS First Boston Corporation, as representative of the U.S. Underwriters and CSFBL, on behalf of the Managers, but not exceeding the selling concession applicable to such shares. To the extent there are sales between the U.S. Underwriters and the Managers pursuant to the Intersyndicate Agreement, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the managers may be more or less than the amount appearing on the cover page of the Prospectus. Neither the U.S. Underwriters nor the Managers are obligated to purchase from the other any unsold shares of Common Stock.

   This Prospectus may be used by underwriters and dealers in connection with sales of International Shares to persons located in the United States, to the extent such sales are permitted by the contractual limitations on sales described above.

   The Company and its officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any additional shares of its Common Stock without the prior written consent of CS First Boston Corporation for a period of 90 days after the date of this Prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to the conversion of the Company's Debentures or its Series C Preferred Stock.

   The Company has agreed to indemnify the U.S. Underwriters and the Managers against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the U.S. Underwriters and the Managers may be required to make in respect thereof.

   Each of Bear, Stearns & Co. Inc., Donaldson Lufkin & Jenrette Securities Corporation and Lehman Brothers Inc. were underwriters of the Company's $529,640,000 senior discount notes offering in March 1994.

   Lehman Brothers Inc. has provided financial advisory services to the Company in connection with the Magma Acquisition.

   Credit Suisse, an affiliate of CS First Boston Corporation, has provided certain credit facilities and commercial banking services to the Company and its subsidiaries from time to time and is the agent bank in connection with the Tender Facility and the Merger Facilities. The Company is currently indebted to Credit Suisse in the amount of $245.6 million under the Tender Facility. Such loan is secured by a pledge to Credit Suisse of the 12,600,000 shares of Magma Common Stock owned by CE Sub. The Company is currently in compliance with the terms and conditions contained in the Tender Facility. Certain of the net proceeds of the Offering may be deemed to be used to repay some portion of the Tender Facility. Accordingly, the Offering is being made in accordance with the requirements of Section 44(c)(8) of Article III of the Rules of Fair Practice of the National Association of Securities Dealers, Inc. The decision of CS First Boston to underwrite the Offering was made independently of Credit Suisse, which had no involvement in determining whether or when to underwrite the Offering or the terms of the Offering. CS First Boston will not receive any benefit from the Offering other than its respective portion of the gross underwriting discounts and commissions as set forth on the cover page of this Prospectus.

   1,500,000 shares of Common Stock being offered pursuant to this Prospectus are expected to be purchased by PKS from the Company in the Direct Sale at a price equal to the Price to Public and PKS set forth on the cover of this Prospectus. PKS has indicated an intention to acquire such shares, subject to receipt and review by PKS of a final Prospectus and conditioned upon the closing of the Offering.

                         NOTICE TO CANADIAN RESIDENTS
RESALE RESTRICTIONS

   The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

   Each purchaser of the Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION AND ENFORCEMENT

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario).

As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or recission or rights of action under the civil liability provisions of the U.S. federal securities laws.

   All of the Company's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against such Company or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

   A purchaser of the Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #88/5, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Stock acquired on the same date and under the same prospectus exemption.

                                LEGAL MATTERS

   Certain legal matters with respect to the validity of the securities offered hereby will be passed upon for the Company by Willkie Farr & Gallagher, One Citicorp Center, 153 East 53rd Street, New York, New York 10022. Chadbourne & Parke, 30 Rockefeller Plaza, New York, New York 10112, will pass on certain legal matters for the U.S. Underwriters and the Managers in connection with the Offering.

                                   EXPERTS

   The financial statements and the related financial statement schedules of the Company and its subsidiaries incorporated in this Prospectus by reference to the Company's 1993 10-K have been audited by Deloitte & Touche, independent auditors, as stated in their reports (which reports express an unqualified opinion and include an explanatory paragraph referring to the Company's adoption effective January 1, 1993, of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes") which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

   With respect to the unaudited interim financial information for the periods ended March 31, 1993 and 1994, June 30, 1993 and 1994, and September 30, 1993 and 1994, incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994, June 30, 1994 and September 30, 1994 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of a registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

   The consolidated balance sheets of Magma and subsidiaries as of December 31, 1993 and 1992 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1993 and the Statement of Net Assets Acquired as of March 31, 1993 and the Historical Summaries of Gross Revenues and Direct Operating Expenses for each of the three years in the period ended December 31, 1992 of the Imperial Valley Geothermal Interests, incorporated by reference in this Prospectus have been incorporated herein in reliance on the reports of Coopers & Lybrand, independent accountants, given on the authority of that firm as experts in accounting and auditing.

        INDEX TO PRO FORMA UNAUDITED CONDENSED COMBINED FINANCIAL DATA

                                                                                    PAGE
                                                                                  --------
Pro Forma Unaudited Condensed Combined Balance Sheet of the Company and Magma As
 of September 30, 1994 ..........................................................   P-3
Pro Forma Unaudited Condensed Combined Statements of Earnings of the Company and
 Magma For the Year Ended December 31, 1993 and the Nine Months Ended September
 30, 1994 .......................................................................   P-4
Notes to Pro Forma Unaudited Condensed Combined Financial Data of the Company
 and Magma ......................................................................   P-5

             PRO FORMA UNAUDITED CONDENSED COMBINED FINANCIAL DATA

   The following Pro Forma Unaudited Condensed Combined Balance Sheet as of September 30, 1994 and the Pro Forma Unaudited Condensed Combined Statements of Earnings for the year ended December 31, 1993 and the nine months ended September 30, 1994 combine the historical consolidated balance sheets of the Company and Magma as if the acquisition had been effected on September 30, 1994 and the historical statements of income as if the acquisition had been effected at the beginning of each of the periods presented pursuant to the All-Cash Option. The acquisition is recorded under the purchase method of accounting, after giving effect to the pro forma adjustments and assumptions described in the accompanying notes. Under this method of accounting, which is in accordance with generally accepted accounting principles, assets and liabilities of Magma are adjusted to the estimated fair value and combined with the recorded values of the assets and liabilities of the Company. This pro forma combined financial data should be read in conjunction with the financial data appearing in, and are qualified in their entirety by, the consolidated financial statements, including the notes thereto, of the Company and Magma, included in the documents incorporated by reference herein.

   The Company has not completed reviewing Magma's records in order to make its determination of the fair value of Magma's assets and liabilities. The fair value adjustments reflected in the accompanying pro forma condensed combined financial data reflect, among other things, estimates of fair value made by the Company based on market quotations and assumptions it believes to be reasonable. Accordingly, the final pro forma condensed combined amounts may be different from those set forth herein.

   It should be noted, however, that the actual fair values will be determined on the basis of the financial condition of Magma at the time the Magma shares are purchased.

   The pro forma combined financial data are intended for information purposes only and are not intended to present the results that would have actually occurred if the acquisition had been in effect on the assumed dates and for the assumed periods, and are not necessarily indicative of the results that may be obtained in the future.

             PRO FORMA UNAUDITED CONDENSED COMBINED BALANCE SHEET
                            THE COMPANY AND MAGMA
                           AS OF SEPTEMBER 30, 1994
                                (In thousands)

                                                                          PRO FORMA      PRO FORMA
                                              THE COMPANY     MAGMA      ADJUSTMENTS      COMBINED
                                            -------------  ----------  --------------  ------------
ASSETS
Cash and short-term investments ........... $  316,349     $  5,111    $(169,897)(5C)  $  151,563
Marketable securities .....................         --       43,609           --           43,609
Joint venture cash and short-term
 investments ..............................     27,088       25,478           --           52,566
Restricted cash and short-term investments     127,380           --           --          127,380
Accounts receivable--trade and other  .....     33,901       54,204           --           88,105
Prepaid expenses and other assets  ........         --       10,423           --           10,423
Due from joint ventures ...................      1,639           --           --            1,639
Property and plant, net ...................    522,268      395,560      340,000 (5B)   1,257,828
Equipment, net ............................      4,699           --           --            4,699
Notes receivable--joint venture ...........     12,255           --           --           12,255
Other investments .........................     11,517       41,245           --           52,762
Power purchase contracts ..................         --       21,313       60,000 (5B)      81,313
Deferred charges and other assets  ........     29,968       24,480        6,948 (5B,5C)   61,396
Goodwill ..................................         --        8,999      313,132 (5B)     322,131
                                            -------------  ----------  --------------  ------------
  Total assets ............................ $1,087,064     $630,422    $ 550,183       $2,267,669
                                            =============  ==========  ==============  ============
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Accounts payable .......................... $    1,021    $  7,832    $      --       $    8,853
Other accrued liabilities .................     23,357        3,605           --           26,962
Income taxes payable ......................        587           --           --              587
Construction loans ........................     21,079           --           --           21,079
Project loans .............................    233,080      188,969           --          422,049
Senior discount notes .....................    421,375           --           --          421,375
Convertible subordinated debenture  .......    100,000           --           --          100,000
Deferred income taxes .....................     24,774       22,376      158,000 (5B)     205,150
Other long-term liabilities ...............         --       12,354      500,000 (5C)     512,354
                                            -------------  ----------  --------------  ------------
  Total liabilities .......................    825,273      235,136      658,000        1,718,409
Deferred income ...........................     19,781           --           --           19,781
Redeemable preferred stock ................     62,350           --           --           62,350
STOCKHOLDERS' EQUITY
Common stock ..............................      2,407        2,401       (1,507)(5A)       3,301
Additional paid-in capital ................    100,000      142,765       84,294 (5A)     327,059
Unrealized gain from marketable securities          --         (677)         677 (5A)          --
Retained earnings .........................    136,769      250,797     (250,797)(5A)     136,769
Treasury stock ............................    (59,516)          --       59,516 (5A)          --
                                            -------------  ----------  --------------  ------------
  Total stockholders' equity ..............    179,660      395,286     (107,817)         467,129
                                            -------------  ----------  --------------  ------------
   Total liabilities and stockholders'
    equity ................................ $1,087,064     $630,422    $ 550,183       $2,267,669
                                            =============  ==========  ==============  ============

The accompanying notes to the pro forma unaudited condensed combined financial data are an integral part of these statements.

         PRO FORMA UNAUDITED CONDENSED COMBINED STATEMENTS OF EARNINGS
                            THE COMPANY AND MAGMA
        FOR THE YEAR ENDED DECEMBER 31, 1993 AND THE NINE MONTHS ENDED
                              SEPTEMBER 30, 1994
                    (In thousands, except per share data)

                                               YEAR ENDED DECEMBER 31, 1993                NINE MONTHS ENDED SEPTEMBER 30, 1994
                                    -------------------------------------------------  -------------------------------------------
                                                              PRO FORMA                                        PRO FORMA
                                        THE                   ADJUSTMENT    PRO FORMA      THE                ADJUSTMENT  PRO FORMA
                                      COMPANY      MAGMA        (5 D)       COMBINED     COMPANY      MAGMA        (5 D)   COMBINED
                                    ----------  ----------  ------------  -----------  ----------  ----------  ------------ -------
REVENUES
Sales of electricity and steam  ... $132,059    $137,882    $     --      $269,941     $117,208    $124,086    $     --    $241,294
Royalties .........................       --      19,629          --        19,629           --      15,062          --      15,062
Interest and other income .........   17,194       4,195      (8,495)       12,894       21,980       3,866      (6,371)     19,475
Management services ...............       --       5,432          --         5,432           --       3,090          --       3,090
                                    ----------  ----------  ------------  -----------  ----------  ----------  ------------ -------
  Total revenue ...................  149,253     167,138      (8,495)      307,896      139,188     146,104      (6,371)    278,921
                                    ----------  ----------  ------------  -----------  ----------  ----------  ------------ -------
COSTS AND EXPENSES ................
Plant operations ..................   25,362      49,493          --        74,855       23,887      41,208          --      65,095
General and administrative ........   13,158      10,943          --        24,101        9,536       9,602          --      19,138
Royalties .........................    8,274          --          --         8,274        7,898          --          --       7,898
Depreciation and amortization  ....   17,812      21,692      18,103        57,607       15,439      17,737      13,577      46,753
Other non-plant costs .............       --         471           _           471            _         380          --         380
Interest expense ..................   30,205       9,626      45,000        84,831       44,480       9,262      33,750      87,492
Less interest capitalized .........   (6,816)         --          --        (6,816)      (7,518)         --          --     (7,518)
                                    ----------  ----------  ------------  -----------  ----------  ----------  ------------  ------
  Total costs and expenses ........   87,995      92,225      63,103       243,323       93,722      78,189      47,327     219,238
                                    ----------  ----------  ------------  -----------  ----------  ----------  ------------ -------
Income before income taxes ........   61,258      74,913     (71,598)       64,573       45,466      67,915     (53,698)     59,683
Provision for income taxes ........   18,184      22,778     (25,245)       15,717       14,067      21,072     (18,934)     16,205
                                    ----------  ----------  ------------  -----------  ----------  ----------  ------------  ------
Income from continuing operations     43,074      52,135     (46,353)       48,856       31,399      46,843     (34,764)     43,478
Preferred dividends ...............    4,630          --          --         4,630        3,711          --          --       3,711
                                    ----------  ----------  ------------  -----------  ----------  ----------  ------------  ------
Income available to common
 stockholders ..................... $ 38,444    $ 52,135    $(46,353)     $ 44,226     $ 27,688    $ 46,843    $(34,764)    $39,767
                                    ==========  ==========  ============  ===========  ==========  ==========  ============ =======
INCOME PER COMMON AND COMMON
 EQUIVALENT SHARE
Assuming no dilution ..............    $1.00       $2.17                      $0.80       $0.77       $1.95                   $0.75
                                    ==========  ==========                ===========  ==========  ==========               =======
Assuming full dilution ............    $1.00       $2.17                      $0.79       $0.76       $1.95                   $0.73
                                    ==========  ==========                ===========  ==========  ==========               =======
Weighted average common shares
 outstanding ......................   38,485      24,063                     55,155      36,174      24,017                  52,844
                                    ==========  ==========                ===========  ==========  ==========               =======

The accompanying notes to the pro forma unaudited condensed combined financial data are an integral part of these statements.

        NOTES TO PRO FORMA UNAUDITED CONDENSED COMBINED FINANCIAL DATA
                            THE COMPANY AND MAGMA
                            (Tables in thousands)

   The Magma Acquisition will be accounted for as a purchase. The resulting adjustments are based on the historical consolidated financial statements of the Company and Magma. The final adjustments will be based upon the net proceeds to the Company from the sale of the shares of Common Stock in the Offering and the Direct Sale and the fair market value of the assets of Magma at or near the effective time of the Merger.

   The pro forma unaudited condensed combined financial data are based on the following assumptions:

   1. The Magma Acquisition occurred on September 30, 1994 for balance sheet purposes and at the beginning of the periods presented for statements of earnings purposes.

   2. 15,170,000 shares of Common Stock will be sold in the Offering at a price sufficient to provide net proceeds of approximately $17.18 per Share to the Company and 1,500,000 shares of Common Stock will be sold in the Direct Sale at a price sufficient to provide proceeds of $17.875 per share to the Company, the sum of which will be used to fund a significant portion of the purchase price under the Merger. The Company's treasury stock will be canceled.

   3. 23,843,000 Magma shares outstanding as of September 30, 1994 will be purchased for cash in an amount of $483,600,000 as to 12,400,000 Magma shares and cash in an amount of $440,266,000 as to 11,443,000 Magma shares.

   4. Outstanding Magma options will be retired for approximately $8,500,000 in cash.

   5. The pro forma adjustments to reflect the effect of the transaction are as follows:

       A. The adjustments reflect the elimination of Magma's equity accounts, the sale of the shares of Common Stock pursuant to the Offering and the Direct Sale, and the cancellation of the Company's treasury stock.

       B. The adjustments which have been made to the net assets of Magma and the Company to give effect to the Magma Acquisition follow:

Cash consideration plus estimated direct costs to be
 incurred in consummating the Magma Acquisition  ....             $ 936,366
Cost of retiring outstanding Magma options  .........                 8,500
Cost of 200,000 Magma shares owned by the Company
 prior to the Merger ................................                 5,552
Net assets of Magma ................................. $395,286
Adjustment to eliminate goodwill of Magma  ..........   (8,999)    (386,287)
                                                      ----------  -----------
Excess of purchase price over carrying value of net
 assets acquired ....................................               564,131
Allocated to:
 Property and plant .................................              (340,000)
 Power purchase contracts ...........................               (60,000)
 Deferred income taxes on allocated costs  ..........               158,000
                                                                  -----------
Goodwill ............................................             $ 322,131
                                                                  ===========

                               P-5

        NOTES TO PRO FORMA UNAUDITED CONDENSED COMBINED FINANCIAL DATA
                      THE COMPANY AND MAGMA--(CONTINUED)

        C. The cash which the Company will be required to pay in order to effect the Magma Acquisition has been provided for in the pro forma adjustments as follows:

Reduce cash on hand ............................. $169,897
Net proceeds from the Offering and the Direct
 Sale ...........................................  287,469
Increase long-term debt .........................  500,000
                                                  ----------
Total sources of cash ........................... $957,366
                                                  ==========
Payments to Magma common stockholders ........... $923,866
Payments to Magma stock option holders  .........    8,500
Other direct acquisition costs ..................   12,500
Financing costs .................................   12,500
                                                  ----------
Total uses of cash .............................. $957,366
                                                  ==========

       D. The pro forma adjustments to the pro forma condensed combined statements of earnings are as follows:

       i. Record amortization of the excess of purchase price over net assets acquired over a 40-year period, eliminate the amortization of goodwill from the historical operating results of Magma and provide depreciation expense on costs allocated to property and plant. The Company's policy is to provide depreciation and amortization expense beginning upon the commencement of energy production over the estimated remaining useful life of plant and equipment or the contract period for costs applicable to power sales and development contracts. Costs of $150 million have been allocated to power sales and development contracts and plant for which energy production is not expected to commence until 1996 or later. Accordingly, revenues, period operating costs and amortization of future costs to be incurred in the completion of such facilities together with amortization of this allocation of acquisition costs are not included in the pro forma combined statements of earnings.

       ii. Increase interest expense relating to amortization of deferred financing costs over ten years and cash used to finance the Magma Acquisition, utilizing an 8.75 percent annual interest rate assumption applied to additional borrowings and a 5 percent annual interest rate assumption applicable to the reduction of cash on hand.

       iii. Change income tax expense as a result of pro forma adjustments which affect taxable income.

   The pro forma income per common and common share equivalent has been determined on the basis of weighted average shares which have been adjusted to include the number of shares of Common Stock sold pursuant to the Offering and the Direct Sale.

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                                IMAGES OMITTED:

                               [Photographs of:
                          (a) Navy I Facility at the
                                Coso Project;
                           (b) One of the Salton Sea
                                   Projects]

             (SEE ALSO "APPENDIX FOR GRAPHICS AND IMAGE MATERIAL"
                    AFTER BACK COVER PAGE OF PROSPECTUS.)

 #############################################################################

   NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY U.S. UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

               TABLE OF CONTENTS

                                               PAGE
                                            --------
Available Information .....................  3
Incorporation of Documents by Reference  ..  4
Prospectus Summary ........................  5
Risk Factors ..............................  9
Use of Proceeds ........................... 12
Market Prices of the Common Stock  ........ 12
Capitalization ............................ 13
The Magma Acquisition ..................... 14
Business .................................. 16
Certain Tax Considerations ................ 39
Underwriting .............................. 41
Notice to Canadian Residents .............. 43
Legal Matters ............................. 44
Experts ................................... 44
Index to Pro Forma Unaudited Condensed
 Combined Financial Data .................. P-1

                          [CALIFORNIA ENERGY LOGO]
                       California Energy Company, Inc.

                              16,670,000 Shares
                                 Common Stock

                             ($0.0675 par value)

                                  PROSPECTUS

                               CS First Boston
                           Bear, Stearns & Co. Inc.
                         Donaldson, Lufkin & Jenrette
                            Securities Corporation
                         C.J. Lawrence/Deutsche Bank
                            Securities Corporation
                               Lehman Brothers

                APPENDIX FOR GRAPHIC AND IMAGE MATERIAL

        Graphics or images which cannot be reproduced in the ASCII format required for EDGAR have been omitted from the pages of the preceding document as listed below. Pursuant to Rule 304 of Regulation S-T, the substantive information contained in these graphics or images is conveyed in tabular and/or narrative form:


Page in
Typeset Copy                  Description
- ------------                  -----------
Inside front cover of
US Prospectus                   Planned Project Development; Capacity
                                Implementation Schedule; Chart listing
                                facilities with MW capacity; Map
                                [Datapoints/tables are provided in place of the graphics inside the front cover of this EDGAR file, as necessary, to disclose material content of said graphics.]

18                              Schematic representing Geothermal Energy

19                              Map depicting areas of Potential Geothermal
                                Activity

25                              Map of the Republic of the
                                Philippines with Project locations

29                              Map of Indonesia and Neighboring
                                Countries with Project locations

32                              Map of the Western United States
                                with Project locations

Inside back cover of
US Prospectus                   Photographs of (a) Navy I Facility at the
                                Coso Project; (b) One of the Salton Sea
                                Projects

                                 [Alternate Page For International Prospectus]
   Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.


                SUBJECT TO COMPLETION, DATED FEBRUARY 15, 1995

                              16,670,000 Shares

                         [CALIFORNIA ENERGY LOGO]

                       California Energy Company, Inc.

                                 Common Stock
                             ($0.0675 par value)

All the 16,670,000 shares of Common Stock (the "Common Stock") of California Energy Company, Inc. (the "Company") offered hereby are being sold by the Company. Of the 16,670,000 shares of Common Stock being offered, 4,000,000 shares are initially being offered outside the United States and Canada (the "International Shares") by the Managers (the "International Offering") and 11,170,000 shares are initially being concurrently offered in the United States and Canada (the "U.S. Shares" and, together with the International Shares, the "Shares") by the U.S. Underwriters (the "U.S. Offering" and, together with the International Offering, the "Offering"). The offering price and underwriting discounts and commissions of the International Offering and the U.S. Offering are identical. 1,500,000 shares of Common Stock being offered pursuant to this Prospectus are expected to be purchased by Peter Kiewit Sons', Inc. ("PKS"), directly from the Company, at a price equal to the Price to Public and PKS set forth below. PKS has indicated an intention to acquire such shares (the "Direct Sale"), subject to receipt and review by PKS of a final Prospectus and conditioned upon the closing of the Offering.

The net proceeds of the Offering and the proceeds of the Direct Sale, together with borrowings of up to $500 million under bank credit facilities and general corporate funds of the Company, will be used to complete the Magma Acquisition (as hereinafter defined). The closing of the Offering will occur concurrently with, and is conditioned upon, the closing of the Magma Acquisition pursuant to the All-Cash Option (as hereinafter defined).

The Common Stock of the Company is listed on the New York Stock Exchange under
the symbol "CE". On February   , 1995, the last reported sale price of the
Common Stock on the New York Stock Exchange Composite Tape was $       per
share.

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION
         WITH AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                             A CRIMINAL OFFENSE.

                                     UNDERWRITING
                 PRICE TO PUBLIC     DISCOUNTS AND      PROCEEDS TO
                     AND PKS        COMMISSIONS (1)     COMPANY (2)
               -----------------  -----------------  ---------------
Per Share .... $                        $            $
Total (3) .... $                  $                  $

   (1) No Underwriting Discounts and Commissions are to be paid in connection with the Direct Sale to PKS.

   (2) Before deduction of expenses payable by the Company estimated at $ . Per Share Proceeds to Company reflect per share proceeds from the Offering, but not from the Direct Sale.

   (3) The Company has granted the Managers and the U.S. Underwriters an option, exercisable by CS First Boston Corporation for 30 days from the date of this Prospectus to purchase a maximum of 2,275,000 additional shares to cover over-allotments. If the option is exercised in full,
       the total Price to Public and PKS will be $          , Underwriting Discounts
       and Commissions will be $           and Proceeds to Company will be
       $          .

   The International Shares are offered by the several Managers when, as and if issued by the Company, delivered to and accepted by the Managers and subject to their right to reject orders in whole or in part. It is expected that the International Shares will be ready for delivery on or about February
  , 1995.

CS First Boston
Bear, Stearns International Limited               Donaldson, Lufkin & Jenrette
                                                        Securities Corporation
Deutsche Bank                                                  Lehman Brothers
Aktiengesellschaft

               The date of this Prospectus is           , 1995.

                       [Inside Front Cover Page For International Prospectus]
 #############################################################################
             IMAGES OMITTED ON INSIDE FRONT COVER OF PROSPECTUS;
                   DATAPOINTS AND NARRATIVE SUPPLIED BELOW.
             (SEE ALSO "APPENDIX FOR GRAPHICS AND IMAGE MATERIAL"
                    AFTER BACK COVER PAGE OF PROSPECTUS.)
 #############################################################################

[LOGO]          CALIFORNIA ENERGY COMPANY, INC.'S PLANNED PROJECT
                DEVELOPMENT AND CAPACITY IMPLEMENTATION SCHEDULE
             (INCLUDES EXISTING OPERATIONS, CONTRACTS AND AWARDS)*

MW IN OPERATION

                                1995    1996    1997    1998    1999
                                ----    ----    ----    ----    ----
Net Megawatts (MW) Owned        354     581     1,008   1,321   1,698

Facility Gross MW Capacity      642     883     1,584   2,165   2,770


 PROFILE OF PROJECTS**

                                FACILITY MW
                                  CAPACITY
                             ----------------
                                                NET MW                     COMMERCIAL
PROJECT                        GROSS     NET     OWNED      FUEL TYPE      OPERATION
- ---------------------------  -------  -------  -------  ---------------  ------------
PROJECTS IN OPERATION
 Coso Project                  288      264      127    geothermal       1987-90
 Salton Sea Projects           264      224      150    geothermal       1986-90
 Yuma                           55       50       50    gas                 1994
 Roosevelt Hot Springs          25       23       17    geothermal          1984
 Desert Peak                    10       10       10    geothermal          1985
                             -------  -------  -------
  Total                        642      571      354
PROJECTS UNDER CONSTRUCTION
 Upper Mahiao                  128      119      119    geothermal          1996
 Mahanagdong                   180      165       74    geothermal          1997
 Malitbog                      231      216      216    geothermal       1996-97
                             -------  -------  -------
  Total                        539      500      409
AWARDED PROJECTS
 BRPU                          163      163      163    geothermal           TBD
 Fish Lake                      36       36       36    geothermal          1996
 Newberry                       30       30       30    geothermal          1997
 Dieng                         400      400      188    geothermal       1997-99
 Patuha                        400      400      140    geothermal       1997-99
 Casecnan                      140      140       98    hydroelectric       1998
 Bali                          350      350      210    geothermal       1998-99
 Alto Peak                      70       70       70    geothermal          1997
                             -------  -------  -------
  Total                      1,589    1,589      935
                             -------  -------  -------
Total                        2,770    2,660    1,698
                             =======  =======  =======

- ---------------
    * For projects under award, no assurance can be given that a power sales contract will be executed. In addition, substantial other contingencies exist with respect to awards, including without limitation, the need to obtain financing, permits and licenses, and the completion of construction.

   ** For more detailed information concerning the Company's projects, see
      "BUSINESS--International Projects; --Domestic Projects."

        THE WORLD'S LARGEST INDEPENDENT PRODUCER OF GEOTHERMAL POWER*

                            [MAP APPEARS HERE]

THE PHILIPPINES
- -----------------------------------------------------------

              FACILITY MW CAPACITY
              --------------------
                                   NET MW
   PROJECT         GROSS    NET    OWNED       FUEL TYPE
- -----------------------------------------------------------
1 Upper Mahiao     128      119     119       geothermal
2 Mahanagdong      180      165      74       geothermal
3 Malitbog         231      216     216       geothermal
4 Casecnan         140      140      98       hydroelectric
5 Alto Peak         70       70      70       geothermal
- -----------------------------------------------------------

INDONESIA
- -----------------------------------------------------------

           FACILITY MW CAPACITY
           --------------------
                               NET MW
   PROJECT     GROSS    NET    OWNED     FUEL TYPE
- -----------------------------------------------------------
1 Dieng         400     400     188       geothermal
2 Patuha        400     400     140       geothermal
3 Bali          350     350     210       geothermal
- -----------------------------------------------------------

UNITED STATES
- --------------------------------------------------------------------------

                         FACILITY MW CAPACITY
                         --------------------
                                                     NET MW
   PROJECT                  STATE    GROSS    NET     OWNED     FUEL TYPE
- --------------------------------------------------------------------------
1 Coso Project               CA       288     264      127       geothermal
2 Salton Sea Projects        CA       264     224      150       geothermal
3 Yuma                       AZ        55      50       50       gas
4 Roosevelt Hot Springs      UT        25      23       17       geothermal
5 Desert Peak                NV        10      10       10       geothermal
6 BRPU                       CA       163     163      163       geothermal
7 Fish Lake                  CA        36      36       36       geothermal
8 Newberry                   OR        30      30       30       geothermal
- --------------------------------------------------------------------------


 * Based on the Company's estimate of aggregate MW of electric generating capacity in operation and under construction.

                                 [Alternate Page For International Prospectus]

   No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Manager. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

   In this Prospectus, references to "dollars" and "$" are to United States dollars.

   IN CONNECTION WITH THE OFFERING, CS FIRST BOSTON CORPORATION ON BEHALF OF THE U.S. UNDERWRITERS AND THE MANAGERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE PACIFIC STOCK EXCHANGE, THE LONDON STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

   DURING THE OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10b-6, 10b-7, AND 10b-8 UNDER THE EXCHANGE ACT.

                              TABLE OF CONTENTS

                                         PAGE
                                      --------
Available Information ................  3
Incorporation of Documents by
 Reference ...........................  4
Prospectus Summary ...................  5
Risk Factors .........................  9
Use of Proceeds ...................... 12
Market Prices of the Common Stock .... 12
Capitalization ....................... 13
The Magma Acquisition ................ 14
Business ............................. 16
Certain Tax Considerations ........... 39
Subscription and Sale ................ 41
Legal Matters ........................ 43
Experts .............................. 43
Index to Pro Forma Unaudited
 Condensed Combined Financial Data  .. P-1

                            AVAILABLE INFORMATION

   California Energy Company, Inc. (the "Company") and Magma Power Company ("Magma") are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, each files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company or Magma with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the
Commission: Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 14th Floor, Seven World Trade Center, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, material filed by the Company can be inspected at the offices of the New York Stock Exchange, Inc. ("NYSE"), 20 Broad Street, New York, New York 10005, on which the shares of common stock, par value $.0675 per share (the "Common Stock") of the Company, are listed, at the offices of the Pacific Stock Exchange at 301 Pine Street, San Francisco, California 94104 and 233 South Beaudry Avenue, Los Angeles, California 90012 and at the offices of the London Stock Exchange at International Stock Exchange, Throgmorton Street, EC2N 1HP, London, England. Material filed by Magma can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

   The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement," which term shall include all amendments, exhibits and schedules thereto) under the

                                 [Alternate Page For International Prospectus]

Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered pursuant to the Offering (the "Shares") and the Direct Sale. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Shares, reference is made to the Registration Statement, including the exhibits and schedules filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved and each such statement shall be deemed qualified in its entirety by such reference. Copies of the Registration Statement and the exhibits thereto may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                   INCORPORATION OF DOCUMENTS BY REFERENCE

   The Company and Magma hereby incorporate by reference into this Prospectus the following documents previously filed with the Commission pursuant to the Exchange Act:

   1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (the "Company's 1993 10-K").

   2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994, June 30, 1994 and September 30, 1994.

   3. The Company's Current Reports on Form 8-K dated March 7, 1994, March 28, 1994, April 11, 1994, May 6, 1994, June 8, 1994, August 16, 1994,
September 22, 1994, September 30, 1994, October 6, 1994, October 26, 1994, November 22, 1994, December 6, 1994, December 9, 1994, January 11, 1995, January 27, 1995 and February 13, 1995.

   4. The Company's description of the Common Stock contained in the Company's Registration Statement on Form 8-A, dated July 28, 1993, pursuant to Section 12 of the Exchange Act.

   5. Magma's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (the "Magma 1993 10-K").

   6. Magma's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994, June 30, 1994 and September 30, 1994.

   7. Magma's Current Reports on Form 8-K dated March 31, 1993, as amended, October 7, 1994, December 9, 1994 and January 11, 1995.

   In addition, all reports and other documents filed by the Company or Magma pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the Offering hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request from such person, a copy of any and all of the documents incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for such copies should be directed to California Energy Company, Inc., 10831 Old Mill Road, Omaha, Nebraska 68154, Attention:
Secretary (telephone no. (402) 330-8900).

                                 [Alternate Page For International Prospectus]

                            SUBSCRIPTION AND SALE

   The institutions named below (the "Managers") have, pursuant to a
Subscription Agreement dated       , 1995 (the "Subscription Agreement"),
severally and not jointly, agreed with the Company to subscribe and pay for the following respective numbers of International Shares as set forth opposite their names:

                                                           NUMBER OF
MANAGER                                               INTERNATIONAL SHARES
- ---------------------------------------------------  --------------------
CS First Boston Limited ............................
Bear, Stearns International Limited ................
Donaldson, Lufkin & Jenrette Securities Corporation
Deutsche Bank Aktiengesellschaft ...................
Lehman Brothers International (Europe) .............

                                                     --------------------
  Total ............................................ 4,000,000
                                                     ====================

   The Subscription Agreement provides that the obligations of the Managers are such that, subject to certain conditions precedent, the Managers will be obligated to purchase all the International Shares if any are purchased. The Subscription Agreement provides that, in the event of a default by a Manager, in certain circumstances the purchase commitments of the non-defaulting managers may be increased or the Subscription Agreement may be terminated.

   The Company has entered into an Underwriting Agreement (the "Underwriting Agreement") with the U.S. Underwriters of the U.S. Offering (the "U.S. Underwriters") providing for the concurrent offer and sale of the U.S. Shares in the United States and Canada. The closing of the U.S. Offering is a condition to the closing of the International Offering and vice versa.

   The Company has granted to the Managers and the U.S. Underwriters an option, exercisable by CS First Boston Corporation, expiring at the close of business on the 30th day after the date of this Prospectus to purchase up to 2,275,000 additional shares at the public offering price, less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover overallotments in the sale of the Shares offered hereby. To the extent that this option to purchase is exercised, each Manager and each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares being sold to the Managers and the U.S. Underwriters as the number of International Shares set forth next to such Manager's name in the preceding table bears to the total number of International Shares in such table and as the number set forth next to such U.S. Underwriter's name in the corresponding table in the Prospectus relating to the U.S. Offering bears to the total number of U.S. Shares in such table.


   The Company has been advised by CS First Boston Limited, on behalf of the Managers, that the Managers propose to offer the International Shares outside the United States and Canada initially at the public offering price set forth on the cover page of this Prospectus and, through the Managers, to certain
dealers at such price less a commission of $       per share and that the
Managers may reallow a commission of $       per share on sales to certain
other dealers. After the initial public offering, the public offering price and commission and reallowance may be changed. Gleacher & Co., Inc. ("Gleacher") has provided financial advisory services to the Company in connection with the Magma Acquisition and the Offering including, with respect to the Offering, participation in the selection of the underwriters and the negotiation of the underwriting documents. In addition, Gleacher has advised the Company regarding the pricing of the Offering and related marketing issues. Gleacher is also expected to participate as a

                                 [Alternate Page For International Prospectus]

dealer in the sale of the Shares in the Offering. In addition to its fees for advisory services rendered in connection with the Magma Acquisition and any selling commissions to which it may be entitled in the Offering, Gleacher received a $100,000 fee from the Company upon the filing of the Registration Statement with the Commission, will receive out of the gross underwriting discounts and commissions (as set forth on the cover page of this Prospectus) a fee in the amount of 20% of the underwriting fee and will receive from the Company an incentive fee upon the closing of the Offering (not to exceed $1,500,000) tied to a formula relating to the Price to Public and PKS (as set forth on the cover page of this Prospectus).

   The offering price and the aggregate underwriting discounts and commissions per share and per share commission and re-allowance to dealers for the International Offerings and the concurrent U.S. Offering will be identical. Pursuant to an Agreement between the U.S. Underwriters and Managers (the "Intersyndicate Agreement") relating to the Common Stock Offering, changes in the offering price, the aggregate underwriting discounts and commissions per share and per share commission and re-allowance to dealers will be made only upon the mutual agreement of CS First Boston Limited, on behalf of the Managers, and CS First Boston Corporation, on behalf of the U.S. Underwriters.

   Pursuant to the Intersyndicate Agreement, each of the Managers has agreed that, as part of the distribution of International Shares and subject to certain exceptions, it has not offered or sold, and will not offer to sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock in the United States or Canada or to any other dealer who does not so agree. Each of the U.S. Underwriters has agreed that, as part of the distribution of the U.S. Shares an subject to certain exceptions, it has not offered or sold and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock to any person outside the United States and Canada or to any dealer who does not so agree. The foregoing limitations do not apply to stabilization transactions or to transactions between the Managers and the U.S. Underwriters pursuant to the Intersyndicate Agreement. As used herein, "United States" means the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction, "Canada" means Canada, its provinces, territories, possessions and other areas subject to its jurisdiction, and an offer or sale shall be in the United States or Canada it is made to (i) any individual resident in the United States or Canada or (ii) any corporation, partnership, pension, profit-sharing or other trust or other entity (including any such entity acting as an investment adviser with discretionary authority) whose office most directly involved with the purchase is located in the United States or Canada.

   Pursuant to the Intersyndicate Agreement, sales may be made between the Managers and the U.S. Underwriters of such number of shares of Common Stock as may be mutually agreed upon. The price of any shares so sold will be the public offering price less such amount agreed upon by CS First Boston Limited, on behalf of the Managers, and CS First Boston Corporation, as representative of the U.S. Underwriters, but not exceeding the selling concession applicable to such shares. To the extent there are sales between the Managers and the U.S. Underwriters pursuant to the Intersyndicate Agreement, the number of shares of Common Stock initially available for sale by the Managers or by the U.S. Underwriters may be more or less than the amount appearing on the cover page of this Prospectus. Neither the Managers nor the U.S. Underwriters are obligated to purchase from the other any unsold shares of Common Stock.

   Each of the Managers and the U.S. Underwriters severally represents and agrees that (1) it has not offered or sold, and will not offer or sell, in the United Kingdom, by means of any document, any shares of Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as a principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985, (2) it has complied and will comply with all applicable provisions of the Financial Services Act of 1986 with respect to anything done by it in relation to any shares of Common Stock in, from or otherwise involving the United Kingdom, and (3) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of any shares of Common Stock if the person is of a kind described in Article

                                 [Alternate Page For International Prospectus]

9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988 (as amended by Article 6(c) of the Financial Services Act of 1986 (Investment Advertisements) Order 1992) or is a person to whom the document may otherwise lawfully be issued or passed on.

   The Company and its officers and directors agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any additional shares of its Common Stock or securities convertible or exchangeable into or exercisable for any shares of its Common Stock without the prior written consent of CS First Boston Corporation for a period of 90 days after the date of this Prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to the conversion of the Company's Debentures or its Series C Preferred Stock.

   The Company has agreed to indemnify the Managers and the U.S. Underwriters against certain liabilities or to contribute to payments that the Managers and the U.S. Underwriters may be required to make in respect thereof.

   Each of Bear, Stearns & Co., Inc., Donaldson Lufkin & Jenrette Securities Corporation and Lehman Brothers Inc. were underwriters of the Company's $529,640,000 senior discount notes offering in March 1994.

   Lehman Brothers Inc. has provided financial advisory services to the Company in connection with the Magma Acquisition.

   Credit Suisse, an affiliate of CS First Boston, has provided certain credit facilities and commercial banking services to the Company and its subsidiaries from time to time and is the agent bank in connection with the Tender Facility and the Merger Facilities. The Company is currently indebted to Credit Suisse in the amount of $245.6 million under the Tender Facility. Such loan is secured by a pledge to Credit Suisse of the 12,600,000 shares of Magma Common Stock owned by CE Sub. The Company is currently in compliance with the terms and conditions contained in the Tender Facility. Certain of the net proceeds of the Offering may be deemed to be used to repay some portion of the Tender Facility. Accordingly, the Offering is being made in accordance with the requirements of Section 44(c) (8) of Article III of the Rules of Fair Practice of the National Association of Securities Dealers, Inc. The decision of CS First Boston to underwrite the Offering was made independently of Credit Suisse, which had no involvement in determining whether or when to underwrite the Offering or the terms of the Offering. CS First Boston will not receive any benefit from the Offering other than its respective portion of the gross underwriting discounts and commissions as set forth on the cover page of this Prospectus.

   1,500,000 shares of Common Stock being offered pursuant to this Prospectus are expected to be purchased by PKS from the Company in the Direct Sale at a price equal to the Price to Public and PKS set forth on the cover of this Prospectus. PKS has indicated an intention to acquire such shares, subject to receipt and review by PKS of a final Prospectus and conditioned upon the closing of the Offering.

                                LEGAL MATTERS

   Certain legal matters with respect to the validity of the securities offered hereby will be passed upon for the Company by Willkie Farr & Gallagher, One Citicorp Center, 153 East 53rd Street, New York, New York 10022. Chadbourne & Parke, 30 Rockefeller Plaza, New York, New York 10112, will pass on certain legal matters for the U.S. Underwriters and the Managers in connection with the Offering.

                                   EXPERTS

   The financial statements and the related financial statement schedules of the Company and its subsidiaries incorporated in this Prospectus by reference to the Company's 1993 10-K have been audited by Deloitte & Touche, independent auditors, as stated in their reports (which reports express an unqualified opinion and include an explanatory paragraph referring to the Company's adoption effective January 1, 1993, of Statement of Financial Accounting Standards No. 109, "Accounting for Income

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

                                 [Alternate Page For International Prospectus]

Taxes") which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

   With respect to the unaudited interim financial information for the periods ended March 31, 1993 and 1994, June 30, 1993 and 1994, and September 30, 1993 and 1994, incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994, June 30, 1994 and September 30, 1994 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of a registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

   The consolidated balance sheets of Magma and subsidiaries as of December 31, 1993 and 1992 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1993 and the Statement of Net Assets Acquired as of March 31, 1993 and the Historical Summaries of Gross Revenues and Direct Operating Expenses for each of the three years in the period ended December 31, 1992 of the Imperial Valley Geothermal Interests, incorporated by reference in this Prospectus have been incorporated herein in reliance on the reports of Coopers & Lybrand, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                APPENDIX FOR GRAPHIC AND IMAGE MATERIAL

        Graphics or images which cannot be reproduced in the ASCII format required for EDGAR have been omitted from the pages of the preceding document as listed below. Pursuant to Rule 304 of Regulation S-T, the substantive information contained in these graphics or images is conveyed in tabular and/or narrative form:


Page in
Typeset Copy                  Description
- ------------                  -----------
Inside front cover of
International Prospectus        California Energy Company, Inc.'s Planned
                                Project Development; Capacity
                                Implementation Schedule; Chart listing
                                facilities with MW capacity; Map
                                [Datapoints/tables are provided in place of the graphics inside the front cover of this EDGAR file, as necessary, to disclose material content of said graphics.]

18                              Schematic representing Geothermal Energy

19                              Map depicting areas of Potential Geothermal
                                Activity

25                              Map of the Republic of the
                                Philippines with Project locations

29                              Map of Indonesia and Neighboring
                                Countries with Project locations

32                              Map of the Western United States
                                with Project locations

Inside back cover of
International Prospectus        Photographs of (a) Navy I Facility at the
                                Coso Project; (b) One of the Salton Sea
                                Projects

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered which will be paid solely by the Company. All the amounts shown are estimates, except the Commission registration fee and the NASD filing fee:

Commission Registration Fee ................... $  102,063.72
NASD Fees .....................................     30,098.00
NYSE Listing Fee ..............................     25,650.00
Transfer Agent and Registrar Fees and Expenses      15,000.00
Printing and Engraving Expenses ...............    100,000.00
Legal Fees and Expenses .......................    200,000.00
Accounting Fees and Expenses ..................    120,000.00
Blue Sky Fees and Expenses ....................     15,000.00
Financial Advisory Fee ........................  1,500,000.00
Miscellaneous Expenses ........................     25,000.28
                                                --------------
  Total ....................................... $2,132,812.00
                                                ==============

   * To be completed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") grants each corporation organized thereunder, such as the Company, the power to indemnify its directors and officers against liabilities for certain of their acts. Article EIGHTH of the Company's Restated Certificate of Incorporation and Article V of the Company's By-Laws provide for indemnification of directors and officers of the Company to the fullest extent permitted by the DGCL. Article V of the Company's By-Laws further provides that the Company may enter into contracts providing indemnification to the full extent authorized or permitted by the DGCL and that the Company may create a trust fund, grant a security interest and/or use other means to ensure the payment of such amounts as may become necessary to effect indemnification pursuant to such contracts or otherwise.

   Section 102(b)(7) of the DGCL permits a provision in the certificate of incorporation of each corporation organized thereunder, such as the Company, eliminating or limiting, with certain exceptions, the personal liability of a director to the corporation or its stockholders for monetary damages for certain breaches of fiduciary duty as a director. Article EIGHTH of the Company's Restated Certificate of Incorporation eliminates the personal liability of directors to the full extent permitted by the DGCL.

   The foregoing statements are subject to the detailed provisions of Sections 145 and 102(b)(7) of the DGCL, Article EIGHTH of the Company's Restated Certificate of Incorporation and Article V of Company's By-Laws.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

   A. Exhibits

  EXHIBIT NO.    DESCRIPTION OF EXHIBIT
- ---------------  -------------------------------------------------------------------------------------------
1.1              Form of Underwriting Agreement among the Registrant, CS First Boston, Bear, Stearns & Co., Inc.,
                 Donaldson, Lufkin & Jenrette Securities Corporation, C.J. Lawrence/Deutsche Bank Securities
                 Corporation and Lehman Brothers Inc.*

                               II-1

  EXHIBIT NO.    DESCRIPTION OF EXHIBIT
- ---------------  -------------------------------------------------------------------------------------------

1.2              Form of Subscription Agreement among the Registrant, CS First Boston Limited, Bear, Stearns
                 International Limited, Donaldson, Lufkin & Jenrette Securities Corporation, Deutsche Bank
                 Aktiengesellschaft and Lehman Brothers International (Europe).*

2.1              Agreement and Plan of Merger, dated as of December 5, 1994, among California Energy Company,
                 Inc., CE Acquisition Company, Inc., and Magma Power Company (incorporated by reference to Exhibit
                 2.1 of the Registrant's Registration Statement on Form S-4 filed with the Commission on December
                 23, 1994, File No. 33-57053).

4.1              Specimen copy of form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the Registrant's 1993 Form 10-K).

4.2              Stockholders Rights Agreement between the Registrant and Manufacturers Hanover Trust Company
                 of California dated December 1, 1988 (incorporated by reference to Exhibit 1 to the Registrant's
                 Form 8-K dated December 5, 1988, File No. 1-9874).

4.3              Amendment Number 1 to Stockholders Rights Agreement, dated February 15, 1991 (incorporated by reference to Exhibit 4.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended
                 December 31, 1992).

5.1              Opinion of Willkie Farr & Gallagher regarding the legality of the Shares offered hereby.*

15.1             Awareness Letter for Review Reports of Deloitte & Touche LLP.*

23.1             Consent of Deloitte & Touche LLP.*

23.2             Consent of Coopers & Lybrand L.L.P.*

23.3             Consent of Willkie Farr & Gallagher (set forth in their opinion filed as Exhibit 5.1 to this
                 Registration Statement).*

24.1             Power of Attorney.*

   * Previously filed.

   B. Financial Statement Schedules.

   All financial statement schedules required to be filed are incorporated by reference to the Registrant's 1993 10-K.

ITEM 17. UNDERTAKINGS.

   (1) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's and Magma Power Company's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   (3) The undersigned Registrant hereby undertakes that:

       (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

       (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Omaha, State of Nebraska, on February 15, 1995.

                                CALIFORNIA ENERGY COMPANY, INC.

                                By: /s/ David L. Sokol
                                        David L. Sokol
                                        President and Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

           SIGNATURE                              TITLE                          DATE
- ------------------------------  ---------------------------------------  -------------------
/s/ David L. Sokol              Chairman of the Board of Directors,
David L. Sokol                  President and Chief Executive Officer
                                (Principal Executive Officer)            February 15, 1995

/s/ John G. Sylvia
John G. Sylvia                  Senior Vice President, Chief Financial
                                Officer and Treasurer (Principal
                                Financial Officer and Principal
                                Accounting Officer)                      February 15, 1995
      *
Edgar D. Aronson                Director                                 February 15, 1995

      *
Judith E. Ayres                 Director                                 February 15, 1995

      *
James Q. Crowe                  Director                                 February 15, 1995

      *
Richard K. Davidson             Director                                 February 15, 1995

      *
Ben M. Holt                     Director                                 February 15, 1995

      *
Richard R. Jaros                Director                                 February 15, 1995

      *
Everett B. Laybourne            Director                                 February 15, 1995

      *
Herbert L. Oakes, Jr.           Director                                 February 15, 1995

      *
Walter Scott, Jr.               Director                                 February 15, 1995

           SIGNATURE                              TITLE                          DATE
- ------------------------------  ---------------------------------------  -------------------
      *
Barton W. Shackelford           Director                                 February 15, 1995

      *
David E. Wit                    Director                                 February 15, 1995


*By: /s/ Steven A. McArthur
         Steven A. McArthur                                              February 15, 1995


Pursuant to a Power of Attorney
previously filed with the
Securities and Exchange
Commission.